                                                      Registration No. 333-35663



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO


                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  NETMED, INC.
             (Exact name of registrant as specified in its charter)

              Ohio                                      5047                                31-1282391
 (State or other jurisdiction of            (Primary Standard Industrial                 (I.R.S. Employer
 incorporation or organization)              Classification Code Number              Identification Number)

                               6189 Memorial Drive
                                Dublin, OH 43017
                                 (614) 793-9356

               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          David J. Richards, President
                                  NetMed, Inc.
                               6189 Memorial Drive
                                Dublin, OH 43017
                                 (614) 793-9356
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              William J. Kelly, Jr.
                       Vice President and General Counsel
                                  NetMed, Inc.
                               6189 Memorial Drive
                                Dublin, OH 43017
                                 (614) 793-9356

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF       AMOUNT TO BE         PROPOSED MAXIMUM        PROPOSED MAXIMUM           AMOUNT OF
   SECURITIES TO BE           REGISTERED         AGGREGATE PRICE PER     AMOUNT OF OFFERING      REGISTRATION FEE
      REGISTERED                                      SHARE (1)              PRICE (1)                  (1)
---------------------------------------------------------------------------------------------------------------------
Common Shares, without       1,500,000                 $4.375                $6,562,500              $21,656.25
par value
---------------------------------------------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 457(c) based on the average of the high and low sales prices of the Common Shares as reported on the American Stock Exchange on September 11, 1997 solely for the purpose of calculating the amount of the registration fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS
                                1,500,000 SHARES

                                  NETMED, INC.

                                  COMMON SHARES
                               (without par value)


         The shares offered hereby (the "Shares") consist of up to 1,500,000 common shares, without par value (the "Common Stock") of NetMed, Inc., an Ohio corporation ("NetMed" or the "Company") which are issuable by the Company to certain persons ("Selling Shareholders") upon conversion of the 6% Secured Convertible Subordinated Debentures of the Company ("Debentures"), and upon exercise by the Selling Shareholders of certain warrants to purchase Common Stock ("Warrants"). For further information regarding the Selling Shareholders, see "Selling Shareholders." The number of shares registered for sale by this Prospectus equals approximately 150% of the number of shares into which the Debentures were convertible on September 10, 1997, assuming the Debentures were fully convertible on such date, plus the number of Shares issuable upon exercise of the Warrants. For a further description of the terms of the Debentures and the Warrants, see "Selling Shareholders."


         This Prospectus covers the sale of the Shares from time to time by the Selling Shareholders. The issuance of Shares upon conversion of the Debentures and exercise of the Warrants is not covered by this Prospectus, but rather only the resale of such Shares. The Shares may be offered from time to time by the Selling Shareholders. All expenses of the registration incurred in connection herewith are being borne by the Company, but any brokers' or underwriters' fees or commissions will be borne by the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

         The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the American Stock Exchange at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Shareholders and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."


         The Common Stock is currently listed on the American Stock Exchange under the symbol "NMD." On September 29, 1997, the last reported sale price of the Common Stock on the American Stock Exchange was $4.3125 per share. Application has been made to list the Shares on the American Stock Exchange.


         THERE ARE CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BEFORE PURCHASING SHARES IN THIS OFFERING. SEE "RISK FACTORS."

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is September 30, 1997.

                              AVAILABLE INFORMATION

         This Prospectus, which constitutes a part of a Registration Statement on Form S-1 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

         Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511, and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information filed with the Commission may also be available at the Commission's site on the World Wide Web at http://www.sec.gov.


         The Company's Common Stock is listed on the American Stock Exchange, and copies of its reports, proxy statements and other information filed with the Commission under the Exchange Act, and other information concerning the Company, can be inspected at the American Stock Exchange.

                            SUMMARY OF THE PROSPECTUS

         This summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in the Prospectus.

THE COMPANY

         NetMed, Inc., formerly known as Papnet of Ohio, Inc., is an Ohio corporation engaged in the business of acquiring, developing and marketing medical and health-related technologies. The Company's revenues are currently derived principally from the marketing of the PAPNET(R) Testing System and Service, which are proprietary products of Neuromedical Systems, Inc. ("NSI"). The Company is also currently engaged in the development of an oxygen concentration device that it plans to manufacture and sell in the home healthcare market.

         The PAPNET(R) Testing System is a semi-automated cancer detection system for the review of cell, tissue or body fluid specimens, including but not limited to cervical cytology specimens. The PAPNET(R) Service permits laboratories to submit slides containing such specimens ("Slides") to one of NSI's central facilities for image processing employing NSI's patented neural network technology. NSI returns the Slides and digital tape or CD-ROM containing processed images for evaluation by NSI-trained cytotechnologists. See "Business
- The PAPNET(R) Testing System."

         The FDA approved the PAPNET(R) Testing System for commercial use in the United States on November 8, 1995. Prior to that time, it was permitted to be utilized in the United States on an investigational basis only, and NSI was permitted to derive revenue with respect thereto only to recover certain of its costs. Beginning January 1, 1996, the Company and NSI began the task of building a sales force and familiarizing doctors and laboratories with the benefits of the PAPNET(R) Testing System and Service. Beginning in September of 1996, NSI began the commercial launch of the product with a national advertising campaign.

         On December 5, 1996, the Company's shareholders approved an Agreement and Plan of Merger (the "Merger Agreement") whereby Cytology Indiana, Inc., Indiana Cytology Review Company, ER Group, Inc., CCWP Partners, Inc., and Carolina Cytology, Inc. (the "Predecessor Companies") were merged with and into Papnet of Ohio, Inc. (the "Merger"). The Merger was effective on December 16, 1996, and the Company issued 4,849,988 common shares, without par value, in exchange for the issued and outstanding shares of the Predecessor Companies. Pursuant to the Merger Agreement, the Company changed its name to NetMed, Inc., and its common shares began trading on the American Stock Exchange on December 18, 1996 under the symbol "NMD". See "Business - The Merger."

         As a result of the Merger, the Company has the marketing rights to the PAPNET(R) Testing System and Service in Ohio, Kentucky, Missouri, Georgia, North Carolina and the Consolidated Statistical Area of Chicago. The Company's marketing rights are exclusive within these territories, subject to the right of NSI to conduct marketing and sales activities therein. However, because the royalties paid to the Company by NSI are based on revenues recognized by NSI from activities (including any sales by NSI) in the licensed territories, NSI's sales activities therein benefit the Company. See "Business - The NSI License."

         While the Company's primary focus has been, and will continue to be, exploiting its rights under the NSI license, the Company will also consider the acquisition of other healthcare related technologies in the future. In February 1997 the Company entered an agreement with CeramPhysics, Inc. of Westerville, Ohio ("Ceram"), pursuant to which the Company has the right to acquire control of a newly-organized corporation holding a world-wide license to Ceram's patented oxygen generation technology, which is exclusive as to all applications except oxygen sensors and fuel cells. The Company is currently engaged in the development of an oxygen concentration device based on this technology, which it plans to sell in the home healthcare market.

         The Company's principal offices are located at 6189 Memorial Drive, Dublin, Ohio 43017, and its telephone number at that address is (614) 793-9356.

THE OFFERING


         The shares offered hereby (the "Shares") consist of up to 1,500,000 common shares, without par value (the "Common Stock") of the Company which are issuable by the Company to certain persons ("Selling Shareholders") upon conversion of the 6% Secured Convertible Subordinated Debentures of the Company ("Debentures"), and upon exercise by the Selling Shareholders of certain warrants to purchase Common Stock ("Warrants"). The number of shares registered for sale by this Prospectus equals approximately 150% of the number of Shares into which the Debentures were convertible on September 10, 1997, assuming the Debentures were fully convertible on such date, plus the number of Shares issuable upon exercise of the Warrants.


THE DEBENTURES AND WARRANTS


         The Debentures are due August 13, 2000, bear interest at a rate of 6% per annum, and are redeemable by the Company. The Company issued the Debentures to the Selling Shareholders on August 13, 1997 pursuant to the terms of Convertible Debenture Purchase Agreements with the Selling Shareholders (the "Purchase Agreements"). The Debentures and any interest accrued thereon may be converted into Shares at any time. However, no sales of Shares may be made prior to November 11, 1997, and during the period from November 11, 1997 through May 10, 1998 (the 91st through 270th day after the closing) the maximum aggregate number of Shares which can be sold is 500,000. After May 10, 1998 (the 270th day after the closing), 100% of the Shares may be sold. The Company can prohibit sales during the period from December 14, 1997 to February 1, 1998 (the "Blackout Period"). The Debentures are convertible into shares of the Company's Common Stock based on the "Conversion Price" at the time of conversion, which varies based on the date when the Debentures are converted. For the period through March 31, 1998, the Conversion Price is an amount equal to 80% of the average closing bid price of the Common Stock on the American Stock Exchange for the previous three business days ending on the day before the conversion date. For the period beginning April 1, 1998, the Conversion Price is an amount equal to 75% of the average closing bid price of the Common Stock on the American Stock Exchange for the previous three business days ending on the day before the conversion date. The Warrants are exercisable at exercise prices of $7.79 per Share (for up to 150,000 Shares) and $9.35 per Share (for up to 65,000 Shares). Warrants for 100,000 Shares expire on August 13, 2000, and the balance of the Warrants expire on August 13, 2002.


         The Debentures are secured by 475,000 shares of common stock of Neuromedical Systems, Inc. (Nasdaq: NSIX) owned by the Company (the "NSI Shares"). If at any time prior to March 31, 1998, the conversion price is $3.00 or less, the holders of the Debentures may elect to exercise their conversion rights for NSI Shares, rather than Common Stock of the Company, at a 20% discount from the market price at the time of conversion. If the Company prohibits sales during the Blackout Period, and the trading volume in the Common Stock prior to December 15, 1997 does not meet defined minimums, the holders may convert into the NSI Shares at a discount from the market price which would produce a 25% return on an annualized basis. The NSI Shares may be released from the pledge ratably as the outstanding principal amount of Debentures is reduced.

         For a further description of the terms of the Debentures and the Warrants see "Selling Shareholders."

SHARES OUTSTANDING

Common Stock Outstanding ..........       10,947,114 shares
American Stock Exchange Symbol ....       NMD
Use of Proceeds ...................       The Company will not receive any
                                          proceeds  from the sale of Shares by
                                          the Selling Shareholders.

RISK FACTORS

         Before making an investment in the Common Stock, prospective purchasers should carefully consider the factors set forth in this Prospectus under "Risk Factors."

                                  RISK FACTORS

         Investment in the securities being offered hereby involves a high degree of risk, including, but not limited to, the risk factors described below. Prospective investors should carefully consider the following risk factors, in addition to the other information in this Prospectus, in evaluating an investment in the securities offered hereby.

HISTORY OF LOSSES; PROFITABILITY UNCERTAIN; RELIANCE ON A SINGLE PRODUCT


         The Company is in the early stage of its operations, and is therefore subject to risks incident to any new business, including the absence of earnings. The Company has to date had limited income from operations, and as of June 30, 1997 has an accumulated deficit of $1,386,496. While the Company intends to complete development and commercialization of its oxygen concentration device, it has to date focused its efforts primarily on the marketing of the PAPNET(R) Testing System and will be dependent for the foreseeable future upon the successful marketing of that product to generate revenues.


         The Company cannot accurately predict the extent of its future capital needs, but anticipates that expenditures will increase significantly during the remainder of 1997 and through 1998 due to marketing costs for the PAPNET(R) Testing System and completion of development and commercialization of the oxygen concentrator. A significant amount of the Company's assets are represented by its investment in NSI common stock, the liquidation of which will provide a supplemental source of financing for the Company's activities. There can be no assurance regarding the market value of the NSI common stock and any decrease in its market value may adversely impact the Company's total assets and its ability to fund its business plan. In addition, there can be no assurance that other funds will be available on terms favorable to the Company, or at all. If additional funds are raised through the issuance of equity securities, the percentage ownership of the then current shareholders of the Company may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's common shares. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON NSI; NO OWNERSHIP OF PAPNET(R) TECHNOLOGY

         The Company obtains all of the information relating to the PAPNET(R) Testing System and Service from NSI, and in most cases cannot independently verify this information. Therefore, the Company is dependent on NSI to accurately report the results of clinical studies and other data relating to the capabilities and performance of the PAPNET(R) Testing System.

         The Company has no ownership rights in the PAPNET(R) technology. NSI has granted the Company exclusive rights with respect to the marketing of the PAPNET(R) Testing System and Service in certain geographic territories. Therefore, the business of the Company is dependent upon a number of factors, many of which are controlled by NSI. These factors include maintaining the PAPNET(R) Testing System's compliance with FDA and other regulatory requirements, maintenance of the technological advantages of the PAPNET(R) Testing System, maintenance of product liability insurance, and the ability to manufacture and deliver the equipment required to operate the PAPNET(R) Testing System. Further, NSI is in a stage of development that may require additional funding for its internal operations. In the event that NSI should fail to perform in any of these areas, or in any others which could affect its licensees, such failure could have an adverse effect on the Company and its business. See "Business - NSI - Licensor of the PAPNET(R) System."

         Additional risks relating to the business of NSI which may have an impact on the Company are set forth in NSI's periodic reports filed with the Commission, including its Annual Report on Form 10-K.

NSI LICENSE AGREEMENT AND PATENTS

         The Company's marketing rights and the revenues generated by these activities, are governed by the terms of its license from NSI (the "License"). The License imposes significant territorial and other restrictions on the Company's marketing rights, and places certain limitations on the amounts of royalty revenues which the Company can generate through the marketing of the PAPNET(R) Testing System and Service. The terms of the License are set forth in the form of license agreement incorporated into the Settlement Agreement, but to date the Company and NSI have not executed a definitive license agreement. See "Business - The NSI License."

        The technology underlying the PAPNET(R) Testing System is protected by broad patent protection granted to NSI with respect to the use of neural networks in automated and semi-automated cytology. There can be no assurance that the NSI patents will afford protection from material infringement or that such patents will not be challenged. NSI and the Company will also rely on trade secrets and proprietary know-how, which they will seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that there will be adequate remedies for any breach or that trade secrets of NSI or the Company will not otherwise become known to, or independently developed by, competitors.

        The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and there can be no assurance that necessary licenses would be available to NSI or the Company on satisfactory terms or at all. Adverse determinations could limit the value of NSI's issued patents or result in invalidation of those patents, subject NSI or the Company to significant liabilities to third parties, require NSI or the Company to seek licenses from third parties or prevent NSI from manufacturing its products or prevent NSI or the Company from selling NSI's products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON KEY PERSONNEL

        The success of the Company's operations is highly dependent upon David
J. Richards, its founder and President, as well as its other key executive officers. The loss of any of these persons could have an materially adverse effect on the Company. See "Management."

GOVERNMENT REGULATION


        The services, products and manufacturing activities of NSI and the Company are subject to extensive and rigorous government regulation, including the provisions of the Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. Commercial distribution in certain foreign countries is also subject to government regulations. The process of obtaining required regulatory approvals can be lengthy, expensive and uncertain. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. The FDA actively enforces regulations prohibiting marketing without compliance with the premarket approval provisions of products and conducts periodic inspections to determine compliance with Good Manufacturing Practice regulations.


        Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent NSI or the Company from obtaining, or affect the timing of, future regulatory approvals. The effect of governmental regulation may be to delay for a considerable period of time or to prevent the marketing and/or full commercialization of future products or services that NSI or the Company may develop and/or impose costly requirements on NSI or the Company. There can be no assurance that NSI or the Company will be able to obtain regulatory approvals of any products on a timely basis or at all. Delays in receipt of or failure to receive such approvals or loss of previously received approvals would adversely affect the marketing of NSI's and the Company's proposed products. There can also be no assurance that additional regulations will not be adopted or current regulations amended in such a manner as will materially adversely effect NSI or the Company.

LIMITED THIRD PARTY REIMBURSEMENT

        In the United States, many Pap smears are currently paid for by the patient, and the level of reimbursement by third-party payers that do provide reimbursement differ considerably. Third-party payers (Medicare/Medicaid, private health insurance, health maintenance organizations, health administration authorities in foreign countries and other organizations) may affect the pricing or relative attractiveness of the Company's and NSI's products and services by regulating the maximum amount of reimbursement for products or services provided by the Company and NSI or by not providing any reimbursement at all. Restrictions on reimbursement may limit the price which the Company can charge for its products and services or reduce the demand for them, or, in the case of PAPNET(R) testing, if the level of such reimbursement is significantly below what laboratories charge patients to perform the test, the size of the potential market available to the Company may be reduced. There can be no assurance of the extent to which costs of PAPNET(R) Testing will become reimbursable or that the level of reimbursement will be sufficient to permit the Company to generate substantial revenues. See "Business
- Third Party Reimbursement."


MARKETABILITY AND COMPETITION

        The Company's future performance will depend to a substantial degree upon market acceptance of the PAPNET(R) Testing System. The extent of, and rate at which, market acceptance and penetration are achieved are functions of many variables including, but not limited to, price, effectiveness, acceptance by patients, physicians and laboratories (including the ability of laboratories to hire additional cytotechnologists), manufacturing, slide processing and training capacity, reimbursement practice and marketing and sales efforts. There can be no assurance that the PAPNET(R) Testing System will achieve or maintain acceptance in its target markets.

        The Company is aware of several companies that either have developed or are developing systems that are competitive with the PAPNET(R) Testing System or other technologies targeted for development by the Company. Commercial availability of such products could have a material adverse effect on the Company's business, financial condition and results of operations. Competitors may have substantially greater financial, manufacturing, marketing and technical resources, and represent significant potential long-term competition. Competitors may succeed in developing products that are more effective or less costly than any that may be developed by NSI or the Company. New developments are expected to continue at a rapid pace in both industry and academia. There can be no assurance that research and development by others will not render NSI's or the Company's current and contemplated products obsolete. Competition may increase further as a result of advances that may be made in the commercial applicability of technologies and greater availability of capital for investment in these fields. See "Business - Competition in the Cervical Cytology Market."

PRODUCT LIABILITY

        The business of the Company could expose it to the risks inherent in the production and distribution of medical diagnostic and treatment equipment. Although NSI has attempted to reduce the exposure to product liability risk by disclosing the demonstrated range of accuracy of the PAPNET(R) Testing System, there can be no assurance that the Company will not be exposed to liability resulting from the failure or inaccuracy of the PAPNET(R) System. The Company currently carries no product liability insurance. However, NSI is required, under the terms of the License, to name the Company as an additional insured on its product liability policies. There can be no assurance that NSI will have the resources necessary to purchase and maintain the insurance, that such insurance will be sufficient to cover potential claims, or that NSI will have adequate resources to indemnify the Company from any uninsured loss.

DIVIDEND POLICY

        The Company does not contemplate the payment of dividends for the foreseeable future. The Company has accumulated substantial losses since its inception and there can be no assurance that the Company's operations will result in sufficient revenues to enable the Company to operate at profitable levels or to generate positive cash flow. Any earnings generated from the operations of the Company will be used to finance the business and growth of the Company. See "Price Range of Common Stock and Dividend Policy."

CONTROL BY AFFILIATES


        The directors, executive officers and principal shareholders (5% or greater) of the Company collectively own approximately 35% of the outstanding Common Stock. As a result, these shareholders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Ownership of Common Stock by Management and Principal Shareholders."

SHARES ELIGIBLE FOR FUTURE SALE


        The Company had 10,947,114 common shares outstanding as of August 31, 1997. Approximately 2,650,000 shares are held by affiliates of the Company who will be entitled to resell them only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder such as provided by Rule 144 under the Securities Act. Approximately an additional 3,637,000 shares are currently subject to certain restrictions on transfer as a result of the Merger, all of which will expire on December 16, 1997, whereupon such shares will become freely tradable without any restriction.


        Sales of substantial amounts of the Company's shares in the public market or the prospect of such sales could adversely affect the market price of its shares.

LIQUIDITY; POSSIBLE VOLATILITY OF STOCK PRICE

        Although the Common Stock is currently listed for trading on the American Stock Exchange, trading volume has been limited. There can be no assurance that there will continue to be an active and liquid trading market. The stock market has experienced extreme price and volume fluctuations and volatility that has particularly affected the market prices of many technology, emerging growth and developmental stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies. Factors such as announcements of the introduction of new or enhanced services or related products by the Company or its competitors may have a significant impact on the market price of the Common Stock. Sales by the Selling Shareholders of the Shares which are the subject of this Prospectus may also adversely affect the pricing and volatility of trading in the Common Stock. See "Price Range of Common Stock and Dividend Policy."

        Market prices of securities of medical technology companies, including the Common Stock, have experienced significant volatility from time to time. There may be volatility in the market price of the Common Stock due to factors that may or may not relate to the Company's performance. Various factors and events, such as announcements by the Company or its competitors concerning new product developments, governmental approvals, regulations or actions, developments or disputes relating to patent or proprietary rights and public concern over product liability may have a significant impact on the market price of the Common Stock.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Since the completion of the Merger, the Common Stock has been listed on the American Stock Exchange and trades under the symbol "NMD."

        The Common Stock is listed for trading on the American Stock Exchange under the symbol "NMD." Prior to December 18, 1996, the Company's Common Shares were traded in the over the counter market on the NASDAQ Bulletin Board. The following table sets forth, for the periods indicated, the high and low last sales prices per share, as reported on the NASDAQ Bulletin Board, and subsequently on the American Stock Exchange. The figures have been adjusted to reflect 2-for-1 stock splits in May and December 1995. The prices shown through December 17, 1996 represent inter-dealer prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

         First Quarter 1995 ...........         $     5.398     $     3.75
         Second Quarter 1995 ..........               8.094           7.875
         Third Quarter 1995 ...........              17.688          10.75
         Fourth Quarter 1995 ..........              15.688          13.375

         First Quarter 1996 ...........              13.00            9.375
         Second Quarter 1996 ..........              10.75            8.375
         Third Quarter 1996 ...........               9.00            7.125
         Fourth Quarter 1996 ..........               8.875           6.25

         First Quarter 1997 ...........               9.625           6.625
         Second Quarter 1997 ..........               7.875           5.00


         On September 29, 1997, the last reported sale price of the Common Stock was $4.3125 per share. On September 29, 1997, there were 431 holders of record of the Common Stock.


         The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and intends to retain future earnings for the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Board and subject to certain limitations under the Ohio General Corporation Law and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

                             SELECTED FINANCIAL DATA

         The following selected financial data of the Company are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus. The selected financial data for the years ended December 31, 1993, 1994, 1995 and 1996 are derived from the Company's audited financial statements for those years. The selected financial data for the year ended December 31, 1992 and for the six-month periods ended June 30, 1996 and 1997 are derived from unaudited financial statements of the Company. The unaudited financial statements included elsewhere in this Prospectus and, in the opinion of the Company, include all adjustments, consisting of normal recurring accruals considered necessary for a fair and consistent presentation of such information.


                                            Year ended December 31,                               Six Months Ended June 30,
                                            -----------------------                               -------------------------
                                  1992        1993          1994        1995               1996         1997             1996
                                  ----        ----          ----        ----               ----         ----             ----
Revenue                       $  27,989    $   4,322    $  24,765    $    48,000    $    102,813    $   339,608    $    27,099

Loss from operations           (210,148)    (285,591)    (302,596)      (525,149)     (1,677,312)    (1,210,046)      (364,358)

Net income (loss)              (202,702)    (277,068)    (283,537)     1,324,945        (592,822)      (585,194)      (235,577)

Net Income (loss) per share         -            -          (0.05)          0.21           (0.09)         (0.05)         (0.04)


BALANCE SHEET DATA:

Total assets                    833,074      962,492      768,934      9,225,744      10,379,590      4,403,611      6,724,648

Total Stockholders' equity      412,257      923,828      738,600      6,253,679       7,035,067      3,179,293      4,778,179



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company is an Ohio corporation engaged in the business of acquiring, developing and marketing medical and health-related technologies. The Company's revenues are currently derived principally from the marketing of the PAPNET(R) Testing System and Service, which are proprietary products of NSI. The Company is also currently engaged in the development of an oxygen concentration device which it plans to manufacture and sell in the home healthcare market.

         The PAPNET(R) Testing System is a semi-automated cancer detection system for the review of cell, tissue or body fluid specimens, including but not limited to cervical cytology specimens. The PAPNET(R) Service permits laboratories to submit slides containing such specimens to one of NSI's central facilities for image processing employing NSI's patented neural network technology. NSI returns the Slides and digital tape or CD-ROM containing processed images for evaluation by NSI-trained cytotechnologists.

         The PAPNET(R) Testing System was approved by the FDA for commercial use in the United States on November 8, 1995. Prior to that time, it was permitted to be utilized in the United States on an investigational basis only, and NSI was permitted to derive revenue with respect thereto only to recover certain of its costs. Beginning January 1, 1996, the Company and NSI began the task of building a sales force and familiarizing doctors and laboratories with the benefits of the PAPNET(R) Testing System and service. Beginning in September of 1996, the commercial launch of the product was initiated with a national advertising campaign.

         On December 5, 1996, the Company's shareholders approved the Merger with the Predecessor Companies. The Merger was effective on December 16, 1996, and the Company issued 4,849,988 common shares, without par value, in exchange for the issued and outstanding shares of the Predecessor Companies. Pursuant to the Merger Agreement, the Company changed its name to NetMed, Inc., and its common shares began trading on the American Stock Exchange on December 18, 1996 under the symbol "NMD".

         As a result of the Merger, the Company has the marketing rights to the PAPNET(R) Testing System and Service in Ohio, Kentucky, Missouri, Georgia, North Carolina and the Consolidated Statistical Area of Chicago. The Company's marketing rights are exclusive within these territories, subject to the right of NSI to conduct marketing and sales activities therein. However, because the royalties paid to the Company by NSI are based on revenues recognized by NSI from activities (including any sales by NSI) in the licensed territories, NSI's sales activities therein benefit the Company.

         While the Company's primary focus has been, and will continue to be, exploiting its rights under the NSI license, the Company will also consider the acquisition of other healthcare related technologies in the future. In February, 1997 the Company announced that it had entered an agreement with CeramPhysics, Inc. of Westerville, Ohio, pursuant to which the Company has the right to acquire control of a newly-organized corporation holding a world-wide license to Ceram's patented oxygen generation technology, which is exclusive as to all applications except oxygen sensors and fuel cells.

         For accounting purposes, the financial statements of the Company for 1996 and prior years are those of Papnet of Ohio, Inc. The results of operations for the merged entities are reported on a prospective basis commencing December 16, 1996. The following discussion therefore includes the operations of Papnet of Ohio, Inc. from January 1, 1996 through June 30, 1996, and the consolidated operations of all entities from January 1, 1997 through June 30, 1997.

RESULTS OF OPERATIONS

For the Six Months ended June 30, 1997 and 1996

         As a result of the FDA approval mentioned above, the commercial launch of the product in September 1996 and an increase in the number of sales representatives, the number of Slides processed in the Company's territories increased to 41,302 Slides for the six months ended June 30, 1997 from 4,216 Slides for the six months ended June 30, 1996. On a proforma basis, 6,469 Slides were processed for the Company and the Predecessor Companies for the six months ended June 30, 1996. Royalty revenue was $339,608 for the six months ended June 30, 1997, an increase from $27,099 for the six months ended June 30, 1996.

         In February 1997, the Company entered into an agreement with Blue Cross Blue Shield Mutual of Ohio, now known as Medical Mutual of Ohio ("MMO"), whereby MMO agreed to cover the cost of the PAPNET(R) test for all members. In addition, MMO has agreed to strongly recommend to its clinicians and laboratories that all negative Pap smears covered by its benefit plans be examined using PAPNET(R) testing. MMO is one of the largest third party payers for health care in the State of Ohio, with approximately 1.5 million covered members. While management believes that this agreement will eventually increase the number of Slides processed during 1997, the Company is unable to quantify the impact of the agreement on Slide volume for the six months ended June 30, 1997, although it believes such impact was minimal.

         The number of employees of the Company increased to 15 during the six months ended June 30, 1997, an increase of 10 employees from the same period the previous year. The increase consisted of an additional six sales representatives and four administrative employees. As a result of granting options to certain employees and directors during the six months ended June 30, 1997, the Company incurred compensation expense of $131,275. This amount has been included in salaries and benefits. As a result of the headcount increases mentioned above and the expense for the grant of options, salary and benefit expense increased to $762,557 for the six months ended June 30, 1997 from $146,733 for the six months ended June 30, 1996.

         Sales and marketing expense other than salaries and benefits increased to $376,657 for the six months ended June 30, 1997 from $52,533 for the six months ended June 30, 1996. In addition to the direct expenses of the sales representatives in developing their respective sales territories, the Company incurred expenses for advertising, promotional materials and sales literature of $183,182. The Company incurred a total of $47,500 for professional services in its efforts to expand the reimbursement of the cost of the PAPNET(R) test by healthcare providers and for employment agency fees for the additional sales representatives hired during the six months ended June 30, 1997.

         General and administrative expenses increased to $351,095 for the six months ended June 30, 1997 compared to $57,741 for the six months ended June 30, 1996. The increase in general and administrative expense is primarily due to an increase in accounting, legal and stock exchange costs as well as the increase in headcount from two to six administrative employees.

         Consistent with the Company's plan to acquire compatible business technologies, the Company incurred costs of $59,345 for the six months ended June 30, 1997 in the negotiation and evaluation of additional opportunities in medical technology. In February 1997, the Company announced that it had entered an agreement with CeramPhysics, Inc. of Westerville, Ohio, pursuant to which the Company has the right to acquire control of a newly-organized corporation holding a world-wide license to Ceram's patented oxygen generation technology, which is exclusive as to all applications except oxygen sensors and fuel cells.

         During 1995, the Company began discussions with the Predecessor Companies that resulted in the Merger that was effective December 16, 1996. For the six months ended June 30, 1996, the Company incurred one time merger expenses of $134,450. No expenses related to this transaction were incurred in the six months ended June 30, 1997.

         The Company recognized a gain on available-for-sale securities of $745,056 for the six months ended June 30, 1997. There were no sales of securities during the six months ended June 30, 1996. The increase is due to the gain on the sale of 125,000 shares of NSI common stock held by the Company at net prices ranging from $5.07 to $10.13 per share.

         Interest income for the six months ended June 30, 1997 was $2,099 compared to $10,871 for the same period the prior year. The decrease was a result of lower available cash balances to invest, as cash balances have been utilized to fund the negative cash flow from operations.

         The Company incurred loans payable of $140,913 as of June 30, 1997. The loans are the result of opening margin accounts utilizing NSI common stock for collateral. Interest expense as a result of these loans was $4,884 for the six months ended June 30, 1997.

         The Company recognized income tax expense of $117,419 for the six months ended June 30, 1997, compared to an income tax benefit of $122,001 for the six months ended June 30, 1996. The expense for the first half of 1997 is the result of recording a valuation allowance against the deferred tax asset of $288,000. The deferred tax liability was reduced during the period as a result of the decline in market value of the NSI common stock. Since the deferred tax liability is subject to the fluctuations in market price of the NSI common stock, the Company may recognize additional expense or benefit in future periods.

          The equity in income or loss in partnerships reported for the six months ended June 30, 1996 is the Company's percentage of income or loss in Carolina Cytology Licensing Company and Carolina Cytology Warrant Partnership. Both entities were Predecessor Companies and were merged into the Company on the effective date of the Merger, and consequently no similar item is reported for the same period in 1997.

For the Years Ended December 31, 1994, 1995 and 1996

         The PAPNET(R) Testing System was approved by the FDA for commercial use in the United States on November 8, 1995. Prior to that time, it was permitted to be utilized in the United States on an investigational basis only, and NSI was permitted to derive revenue with respect thereto only to recover certain of its costs. Therefore, the Company was able to generate only a minimal amount of revenue from the PAPNET(R) Testing System during 1994 and 1995. During the first eight months of 1996, the Company and NSI spent time and effort building a sales force and familiarizing doctors and laboratories with the benefits of the PAPNET(R) Testing System and Service. Beginning in September of 1996, the commercial launch of the product was initiated with a national advertising campaign.

         As a result of the FDA approval mentioned above and the commercial launch of the product in September 1996, the number of Slides processed increased to 13,820 Slides for the year ended December 31, 1996 from 1,529 Slides for the year ended December 31, 1995. There were no Slides processed during 1994. Royalty revenue was $102,813, $48,000 and $24,765 for the years ended December 31, 1996, 1995 and 1994, respectively.

         Revenue for the year ended December 31, 1996 has been accrued according to a formula in the Company's license agreement with NSI which calculates royalties based upon the number of Slides processed in the Company's territory. Revenue for the years ended December 31, 1995 and 1994 was accrued using an alternative royalty formula based upon a percentage of NSI's worldwide revenue.

         In anticipation of FDA approval for the PAPNET(R) test, the Company began hiring additional sales representatives beginning in the third quarter of 1995 bringing the total to three by December 31, 1995 from one at December 31, 1994. At December 31, 1996 the Company employed a total of six sales representatives. An additional two sales representatives and a Sales Director were hired during the first quarter of 1997. In addition, the Company increased the administrative staff from two during 1994 and 1995 to a total of five by December 31, 1996. As a result of the headcount increases mentioned above, salary and benefit expense increased to $441,762 for the year ended December 31, 1996 from $303,105 and $196,825 for the years ended December 31, 1995 and 1994 respectively.

         While the Company had incurred costs to market and promote the PAPNET(R) Testing System in the years ended December 31, 1994 and 1995, the amount of expenditure increased significantly during 1996. Sales and marketing expense other than salaries and benefits was $250,389 for the year ended December 31, 1996 an increase from $74,329 and $26,433 for the years ended December 31, 1995 and 1994, respectively. In addition to the direct expenses of the sales representatives in developing their respective sales territories, the Company incurred additional expenses for advertising, promotional materials and sales literature. The Company incurred expense of $80,000 for professional services in its efforts to expand the reimbursement of the cost of the PAPNET(R) test by healthcare providers for the year ended December 31, 1996.

         General and administrative expenses increased to $240,562 for the year ended December 31, 1996 compared to $89,299 and $104,103 for the years ended December 31, 1995 and 1994, respectively. The Company incurred one time costs for registering with the American Stock Exchange and state securities fees associated with increasing the number of authorized shares of the Company of approximately $74,000 for the year ended December 31, 1996. In addition, general and administrative expense increased due to the increase in headcount as well as the cost of additional office space beginning in the fourth quarter of 1996.

         During 1995, the Company began discussions with the Predecessor Companies that resulted in the Merger that was effective December 16, 1996. For the year ended December 31, 1996, the Company incurred one time merger expenses of $364,852 compared to $106,415 in the year ended December 31, 1995.

         While the Company's primary focus has been, and will continue to be, exploiting its rights under the NSI license, the Company will also consider the acquisition of compatible business technologies in the future. Consistent with that plan, the Company incurred costs of $85,476 for the year ended December 31, 1996 in the negotiation and evaluation of additional opportunities in medical technology.

         On December 5, 1995 the Company and the Predecessor Companies entered into a Settlement Agreement with NSI (the "Settlement Agreement"). The purpose of the Settlement Agreement was to resolve and clarify certain issues relating to the license agreements which NSI had with its regional licensees, and issues relating to warrants to purchase shares of NSI common stock which were held by the Company and certain of the Predecessor Companies. As a result of exercising NSI warrants, settling claims with NSI and buying and selling NSI stock from NSI's initial public offering, the Company recorded other income of $1,715,399 in the year ended December 31, 1995. The Company has reported a gain on the sale of securities available-for-sale of $664,057 in the year ended December 31,1996 which has been recorded as other income.

         The equity in income or loss in partnerships is the Company's percentage of income or loss in Carolina Cytology Licensing Company and Carolina Cytology Warrant Partnership. Both entities were Predecessor Companies and were merged into the Company on the effective date of the Merger.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has financed its operations to date primarily by the sale of NSI common stock owned by the Company, the sale of Common Stock, and the sale of the Debentures. Including the net proceeds of the sale of the Debentures in August 1997 of $2,805,000, the Company's combined cash and cash equivalents totaled $2,525,000 at August 31, 1997, an increase of $2,383,000 from December 31, 1996. The Company owns 572,246 unrestricted shares of NSI common stock which can be liquidated in an orderly fashion to fund future operations. NSI common stock closed trading at $3.50 per share on August 31, 1997.

         While the Company anticipates that its cash requirements will be substantial for the immediate future, it believes its existing investments will be adequate to meet those requirements. The cash requirements relate specifically to the accounts and loan payable and accrued expenses at August 31, 1997 of approximately $300,000, the continuing negative cash flow generated from operations on a monthly basis and the costs associated with the sales and marketing efforts to healthcare providers, doctors, laboratories and direct to the consumer during 1997 and potentially 1998. The sales and marketing expenses include, but are not limited to, the cost of expanding the sales force, direct advertising to consumers, advertising and promotion expense associated with the implementation of the MMO contract and professional fees associated with marketing to healthcare providers. The professional fees associated with marketing to healthcare providers are necessary as the current sales force is responsible for marketing primarily to doctors and laboratories. While management believes that the above strategies will increase Slide volume, there can be no guarantee as to the timing and the amount of increase, if any.

         In addition to exploiting its rights under the license agreement with NSI, the corporate mission of the Company is to become a well diversified health care technology company founded upon proprietary products that offer a distinct market advantage. The Company's intention is to follow the example of the initial investment, the PAPNET(R) technology, in pursuing other opportunities in healthcare technology. Specifically, the Company intends to make early investments and applying the management and marketing resources of the Company to develop and implement strategies which will substantially increase the value of the investment over a period of two to four years. As opportunities become available, the Company will require substantial funds in making the initial investment and/or commercializing new healthcare products.

         In pursuit of that strategy, the Company has recently embarked upon the development of an oxygen generation/concentration device for use in home healthcare, based upon technology acquired from Ceram. Pursuant to the agreement, the Company will work with and loan up to $200,000 to Ceram to complete the fabrication and testing of a ceramic element incorporating the licensed technology, which will be capable of generating oxygen of a purity and in quantities suitable for medical use. As of August 31, 1997, advances to Ceram have totaled $151,510. It is the Company's intention to incorporate the element into an oxygen generation device which the Company will manufacture and market for the home health care market. If the device is acceptable to the Company, it has the right to acquire 95% of the capital stock of the licensee for an additional $200,000 investment, with the remaining 5% to be held by Ceram.

         Thereafter, the Company would complete the development of a commercial version of the device, proceed with obtaining appropriate regulatory approvals, and commence manufacturing, marketing and distribution of the product. Such activities are likely to require substantial expenditures in late 1997 and during 1998, and depending upon the ultimate methods of manufacture, marketing and distribution chosen by the Company, may require it to seek additional capital in 1998.

                                    BUSINESS

GENERAL

         The Company is an Ohio corporation engaged in the business of acquiring, developing and marketing medical and health-related technologies. The principal business activity of the Company is the marketing of the PAPNET(R) Testing System, which is a proprietary product of NSI. The PAPNET(R) Testing System is a semi-automated cancer detection system for the review of cell, tissue or body fluid specimens, including but not limited to, cervical cytology specimens. Clinical laboratories submit slides containing cytology specimens to one of NSI's central facilities for image processing using the PAPNET(R) Testing System, which produces processed images for evaluation by NSI-trained cytotechnologists.

         The Company was originally organized in 1989 for the purpose of acquiring the exclusive territorial rights to market NSI's proprietary products. The Company organized two limited partnerships for this purpose, one of which acquired the marketing rights in the State of Ohio, and the other which acquired territorial rights for Kentucky and the Chicago, Illinois metropolitan area. In 1993 the Company acquired all of the issued and outstanding limited partnership interests in both partnerships and thereby acquired all of the rights to market the PAPNET(R) Testing System in Ohio, Kentucky and the Chicago metropolitan area.

         On December 16, 1996, the Company completed the Merger with the Predecessor Companies, which had held the rights to market the PAPNET(R) Testing System and Service in the states of Missouri, Georgia and North Carolina. The Company was the surviving corporation in the Merger. Upon completion of the Merger, the Company changed its name from Papnet of Ohio, Inc. to NetMed, Inc.

         In addition to exploiting its rights under the license agreement with NSI, the corporate mission of NetMed is to become a well diversified health care technology company founded upon proprietary products that offer a distinct market advantage. The Company's intention is to follow the example of its initial investment, the PAPNET(R) technology, in pursuing other opportunities in healthcare technology. Specifically, it intends to make early investments in selected healthcare technologies and apply the management and marketing resources of the Company to develop and implement strategies designed to significantly increase the value of the investment over a period of two to four years.

NSI - LICENSOR OF THE PAPNET(R) TESTING SYSTEM

         NSI, founded in 1988, is a healthcare technology company focused on diagnostic screening applications to aid in the early detection of certain cancers. NSI's first product, the PAPNET(R) Testing System, is a supplemental test to aid laboratories in the detection of abnormal cells on cervical Papanicolaou ("Pap") smears which were not detected by the standard manual microscopic inspection. When used to supplement manual screening of Pap smears, PAPNET(R) testing has been shown to increase the detection of cervical abnormality by up to 30% when compared to manual screening. The Company believes that this improved detection can result in more effective and less costly early treatment, reduced possibility of morbidity and mortality for patients, and reduced possibility of malpractice litigation for the patient's doctor and laboratory. The PAPNET(R) Testing System can achieve these improvements without requiring a modification of the standard Pap smear sample due to its use of a patented combination of algorithmic and adaptive pattern recognition technology, a form of artificial intelligence.

         The PAPNET(R) Testing System was approved for commercial use in the United States by FDA on November 8, 1995. Thereafter, NSI commenced marketing to laboratories and clinicians, and as of December 31,

1996, the Papnet(R) test was available through 201 laboratories in the United States, and was available in 23 countries worldwide. The PAPNET(R) Testing System is a medical device subject to extensive regulation in the United States by the FDA and other federal, state and local authorities. The FDA regulates the research, development, clinical studies, manufacturing, processing, packaging, labeling, distribution, promotion and post-market surveillance of medical devices in the United States. The Company relies entirely upon NSI to assure that all of these activities, as they relate to the PAPNET(R) Testing System, comply with all applicable regulatory requirements.

THE CERVICAL CYTOLOGY MARKET

         Pap smears are widely used in North America, Europe and other developed areas to aid in the early detection of cervical cancer with over 50 million tests performed annually in the U.S. alone. Pap smears can reveal early changes in cervical cells that precede or indicate the development of cancer, thereby facilitating timely medical intervention. When cervical cancer or precancerous conditions are detected early on a Pap smear, the disease is almost always completely curable using a simple outpatient procedure. However, if abnormal cells on the Pap smear are not noticed by the laboratory, the patient may be falsely told that her Pap smear is negative (a "false negative"), with significant morbidity or mortality occurring as a result. Failure to diagnose cervical cancer is a significant and rapidly growing source of malpractice litigation against laboratories and clinicians in both the U.S. and abroad.

         Manual searching of routine Pap smears to spot abnormal cells is an unavoidably tedious and error-prone task. This is primarily because a seriously abnormal Pap smear can contain fewer than a dozen abnormal cells scattered among hundreds of thousands of normal cells and other objects. The cytotechnologist's job is thus very similar to proofreading a very long document to try to detect a few misspelled words. Regardless of how conscientious and careful the laboratory is, many of these "needles in a haystack" may be missed, and the patient falsely informed that her Pap smear was negative. Manual screening false-negative rates ranging from 10% to 40% have been reported in numerous published studies. The PAPNET(R) Testing System has been shown in several domestic and international clinical studies published in peer-reviewed journals to detect abnormal cells on Pap smears that were falsely diagnosed as "negative" by conventional manual inspection. Indeed, in a number of such cases the PAPNET(R) Testing System detected abnormal cells on archived, supposedly "negative" Pap smears of women who were ultimately diagnosed with advanced cervical cancer. A published review of six such studies which in the aggregate evaluated 513 Pap smears known to contain precancerous or cancerous abnormality reported a pooled average PAPNET(R) false negative rate of 3%. These results compare extremely favorably to manual screening's false negative rate, typically reported to be many times higher (10% to 40%).

THE PAPNET(R) TESTING SYSTEM

           The PAPNET(R) Testing System is a computerized image processing service provided to laboratories. The laboratory performs PAPNET(R) testing when specifically requested by clinicians, patients or third-party payers who wish to minimize the probability of false negatives and their attendant medical and legal consequences. Slides first diagnosed by a laboratory as "negative" using manual inspection are sent to designated NSI facilities ("Scanning Centers") for imaging on a PAPNET(R) Scanning Station, which is designed to inspect the hundreds of thousands of cells and other objects on the slide. The PAPNET(R) Scanning Stations' proprietary neural network computers are designed to select color images of 128 potentially abnormal cells and cell clusters from each slide for detailed video review (whether or not they are, in fact, abnormal). These 128 images from each slide are recorded on a digital tape cassette or CD-ROM which is returned to the client laboratory within two to four working days along with the referred Pap smear slides.

         At the laboratory, a certified cytotechnologist specially trained in the use of the PAPNET(R) Testing System evaluates the 128 color images from each slide on the PAPNET(R) Review Station. The PAPNET(R) Review Station's software ensures that the cytotechnologist displays each image at 200x magnification (twice normal screening power) and permits the user to expand any image to 400x magnification. If all of the images appear normal, the cytotechnologist classifies the slide as "negative," and no further examination is required. NSI has found that cytotechnologists experienced in the use of the PAPNET(R) Review Station can review negative cases in substantially less time than it takes to perform a conventional manual re-examination.

         If any one of the 128 images appears to the cytotechnologist to be abnormal, the cytotechnologist classifies the slide as "review." The cytotechnologist then refers to the "x, y" coordinates provided with each PAPNET(R) image and uses the coordinates as a reference point to re-examine the slide directly through the microscope. If, after direct inspection, the cytotechnologist continues to believe that the slide contains abnormal cells, he or she refers the slide to the laboratory's pathologist for a final diagnosis. In no case does NSI, the Company, nor the PAPNET(R) Testing System make a diagnosis of a slide or smear.

          The PAPNET(R) Testing System is used as a supplement to current practice and does not alter the clinician's procedure for the taking of smears or the laboratory's method of staining or applying the coverslip. It provides an additional and complementary level of screening for the purpose of decreasing false negative Pap smear diagnoses.

COMPETITION IN THE CERVICAL CYTOLOGY MARKET

         The Company is currently aware of three principal competitors which are engaged in efforts to automate one or more aspects of cervical smear screening. Two competitors, Cytyc and Autocyte, have focused on the development of devices for the production, and, in the case of Autocyte, automated analysis, of monolayer slides, a potential alternative to the conventional Pap smear method of specimen collection and preparation. Cytyc received approval from the FDA in May 1996 to market its ThinPrep(R) preparation to laboratories, for the purpose of filtering out blood, mucus and other material from Pap smears. Autocyte has submitted an application to the FDA for premarketing approval of its method, but to date has not received FDA approval. With monolayer techniques, clinicians are required to prepare special slides, and only a fraction of the cells and background information displayed on the conventional slide is retained for analysis. Because the PAPNET(R) Testing System uses the well-established method of sample collection, it does not require clinicians to deviate from standard practice in the preparation or visual screening of Pap smears. In July 1997, several persons (including Carl Genberg, a shareholder of the Company and a director of NSI) filed a citizen's petition with the FDA requesting that the FDA reexamine its earlier approval of the ThinPrep(R) technology as a replacement for the conventional Pap smear.

         The other competitor, NeoPath, has received FDA approval for the use of its AutoPap(R) System as part of a laboratory's quality control procedure. According to NeoPath, the AutoPap(R) System is designed to sort purportedly "negative" Pap smear slides into two groups, one classified as "negative" and one classified for "review." The group of slides classified for review, which constitutes a specified percentage of the whole, is again reviewed manually by the cytotechnologist through a conventional microscope. NeoPath has stated that it is developing a device for the fully automated primary screening (as opposed to rescreening) of conventional Pap smears, and has submitted to the FDA a pre-market approval supplemental application. On September 27, 1996, an FDA Advisory Panel recommended that the FDA not approve the supplemental application, pending completion of additional studies. NeoPath recently announced that it has submitted an amendment to its supplemental application to incorporate the results of such studies. NSI is currently engaged in litigation with NeoPath alleging patent infringement, unfair competition and other tortious conduct concerning the development and marketing of the AutoPap(R) System. NeoPath has denied these allegations and has asserted counterclaims to the effect that NSI has made false and misleading representations concerning the AutoPap(R) System. NSI has stated that it believes NeoPath's assertions are without merit.

         These or other competitors may develop new products and technologies that prove to be more effective than the PAPNET(R) Testing System or that may be viewed by clinical laboratories as reducing operating costs (for example, by reducing the number of cytotechnologists used in screening). In addition, competitive products and technologies may be manufactured and marketed more successfully than the PAPNET(R) Testing System. Such developments could render the PAPNET(R) Testing System less competitive or possibly obsolete, and could have a material adverse effect on NSI and the Company. NSI and the Company will be required to compete with respect to product effectiveness, price, manufacturing and slide processing efficiency, marketing capabilities and customer service and support, areas in which they currently have limited experience.

         In addition to competitors attempting to develop fully automated or semi-automated systems for the screening or rescreening of cervical samples, there may in the future be alternate techniques or technologies for the detection or prevention of cervical cancer. Although no such technique has been demonstrated to be useful as a substitute for the Pap smear, there can be no assurance that new techniques or technologies will not one day supplant or replace the Pap smear in medical practice.

POTENTIAL FUTURE NSI PRODUCTS

         NSI has stated the belief that its technology can be adapted for use in the early detection of cancers occurring at body sites in addition to the uterine cervix, including the bladder, breast, esophagus, lung, oral cavity and thyroid. Not all such cancers are commonly the subject of cytological analysis, and NSI has not yet determined which of these applications, if any, it will be able to commercialize. However, NSI has announced that a study reported at a recent meeting of the U.S. and Canadian Academy of Pathology showed that the PAPNET(R) Testing System could detect cancerous and precancerous cells of the esophagus on conventionally prepared smears. NSI's patents cover applications of its technology to cytological screening for cancers occurring at all body sites, and the Company's license of NSI's technology (described below) would extend to these applications.

         The foregoing information concerning NSI and the PAPNET(R) Testing System was obtained either directlY from NSI or from filings that NSI has made with the Commission. While the Company believes that the foregoing information is accurate and a fair summary of publicly available information concerning NSI and the PAPNET(R) Testing System, readers are encouraged to review NSI's filings with the Commission for additional and more detailed information.

THE NSI LICENSE

         On December 5, 1995 the Company, the Predecessor Companies, Cytology West, Inc. and Papnet Utah, Inc. (other NSI regional licensees who were not parties to the Merger), entered into the Settlement Agreement with NSI. The purpose of the Settlement Agreement was to resolve and clarify certain issues relating to the license agreements that NSI had with its regional licensees (relating to, among other things, calculation of royalties, control of marketing and sales activities, use of NSI's trademarks, and rights to market other technologies developed by NSI), and issues relating to warrants to purchase shares of NSI common stock which were held by the Company and certain of the Predecessor Companies. Pursuant to the Settlement Agreement, NSI and the regional licensees agreed to the form of a license agreement, under which the Company and the other regional licensees will continue to have the rights to market the PAPNET(R) Testing System, as well as certain other medicaL technologies which may be developed by NSI ("NSI Technology").

         While the Company and NSI have agreed on the form of a license agreement, which the Company has agreed to execute with certain modifications, no final agreement had been executed by the parties as of September 15, 1997. The modifications requested by the Company deal principally with the determination of the amount of royalties that should be paid to the Company with respect to slides originating in its licensed territory but that are processed by laboratories located outside of the territory. Although no final license agreement has been executed, since the execution of the Settlement Agreement the Company and NSI have in all material respects operated under the terms contained in the form of license agreement incorporated in the Settlement Agreement.

         The Company has the right and license to sell the PAPNET(R) Testing System service and NSI Technology iN the states of Ohio, Georgia, Kentucky, Missouri, North Carolina and in the Consolidated Metropolitan Statistical Area of Chicago, Illinois. The Company's rights are exclusive within the described territory, subject to the right of NSI to conduct marketing and sales activities therein. However, because the royalties paid to the Company are based on "Territory Gross Revenues" recognized by NSI from activities (including any sales by NSI) in the licensed territory, any sales activities in the Company's territory by NSI will inure to the benefit of the Company.

         The form of license agreement incorporated in the Settlement Agreement provides that the regional licensees (as a group) will be paid royalties as follows: (a) monthly royalties equal to 50% of the amount by which NSI's gross revenues from sales in the licensed territories exceed the cost of processing slides originating in the licensed territories (for purposes of which calculation costs per slide may not exceed $1.00 per slide) and the cost of transporting such slides, with the maximum amount of such monthly royalties in any fiscal year capped at an amount derived by applying the royalty formula to 12,175,000 slides; (b) annual royalties equal to the difference, if any, by which aggregate monthly royalties in any fiscal year are less than 4.15% of NSI's worldwide gross revenues for such fiscal year, with the maximum annual royalty amount in any fiscal year capped at $23,000,000, less the amount of monthly royalties paid in such fiscal year calculated as described in clause
(a). For the purposes of calculating the numbers of slides attributable to a licensee's territory which are submitted by certain large laboratories operating in multiple states ("Multistate National Laboratories"), there will be attributed to each territory a proportionate number of slides submitted to NSI for processing from all Multistate National Laboratories equal to the ratio that the population of such territory bears to the population of the United States (determined according to census data). These provisions may, in some circumstances, have the effect of limiting the potential revenues which the Company can realize from its sales activities.

         The royalty calculations described in the foregoing paragraph are aggregate calculations for all of the territorial licensees. Based upon the aggregation of the applicable amounts contained in the original license agreements of the Company and the Predecessor Companies and recent census data, the Company believes that its share of the number of slides for the slide royalty cap described in clause (a) in the foregoing paragraph will be approximately 10,000,000 slides, the worldwide revenue percentage described in clause (b) will be 3.5 percent, and the royalty cap described in the same clause will be approximately $18.8 million.

         The Company's license has an initial term that expires on December 31, 2025. The Company has the right to extend the license for an additional 20 year term upon written notice to NSI within six months preceding the expiration of the initial term and upon payment of a renewal fee, which is based on the net present value at the time of such notice of 20 years of royalties at the average monthly rate payable in the 12 months preceding the date of the notice. The license may not be terminated or cancelled except upon expiration of its initial or renewal term or by written agreement of the parties.

THIRD-PARTY REIMBURSEMENT

         Reimbursement of laboratory charges for PAPNET(R) testing by third-party medical insurance payers, manageD care organizations, and government agencies (such as Medicare/Medicaid, private health insurance, health maintenance organizations and self-insured employers) is a key factor in the rate of growth of the revenues which NSI and the Company will be able to realize from this technology. Currently, some third-party payers reimburse some or all of the charges to patients for the PAPNET(R) test, others (including Medicare and Medicaid) provide nO reimbursement. To the extent that third-party payers do not provide for reimbursement of PAPNET(R) testing, or, iF the level of reimbursement is significantly below the amount laboratories charge patients to perform PAPNET(R) testing, the size of the potential market available to NSI and the Company may be reduced. Based upon a study recently published in the international journal Acta Cytologica finding that PAPNET(R) testing for cervical canceR detection decreases the incidence of cervical cancer at a cost which is within the range of tests and other procedures commonly reimbursed by managed care organizations, the Company anticipates that it will eventually be successful in convincing most third-party payers in its licensed territory to reimburse for the PAPNET(R) test.

         Consequently, the Company and NSI are directing their marketing efforts to obtaining third-party reimbursement for the PAPNET(R) test. In February 1997, the Company entered into an agreement with Medical MutuaL of Ohio, Inc. (MMO) (formerly Blue Cross and Blue Shield of Ohio, Inc.) whereby MMO agreed to cover the cost of the PAPNET(R) test for all members. In addition, MMO has agreed to strongly recommend to its clinicians anD laboratories that all negative Pap smears covered by its benefit plans are to be examined using PAPNET(R) testing. MMO was the largest health care provider in the State of Ohio in 1996, with approximately 1.5 million covered members. While the Company believes that its agreement with MMO will increase the number of Pap smears from its licensed territory which are processed using the PAPNET(R) System during 1997 and subsequent years, there can be nO guarantee as to the amount or timing of any increase.

OTHER COMPANY TECHNOLOGIES

         The Company recently entered into an agreement with CeramPhysics, Inc. of Westerville, Ohio ("Ceram"), pursuant to which the Company has the right to acquire control of a newly-organized corporation holding a world-wide license to Ceram's patented oxygen generation technology, which is exclusive as to all applications of the technology except oxygen sensors and fuel cells. Pursuant to the agreement, the Company will work with and loan up to $200,000 to Ceram to complete the fabrication and testing of a ceramic element incorporating the licensed technology, which will be capable of generating oxygen of a purity and in quantities suitable for medical use. It is the Company's intention to incorporate the element into an oxygen generation device that the Company will manufacture and market for the home health care market. If the device is acceptable to the Company, it has the right to acquire a 95% interest in the licensee for an additional $200,000 investment, with the remaining 5% to be held by

Ceram. This new subsidiary would manufacture and market the device, as well as pursue additional applications for the licensed technology.

         The Company is currently negotiating for the rights in other medical technologies, but has not concluded any binding agreements to date.

THE MERGER

         On December 16, 1996, the Company completed the Merger with the Predecessor Companies, which had collectively acquired the rights to market the PAPNET(R) Testing System and service in the states of Missouri, Georgia, and North Carolina. The Company was the surviving corporation in the Merger. Upon completion of the Merger, the Company changed its name from Papnet of Ohio, Inc. to NetMed, Inc.

         Each of the Predecessor Companies, other than CCWP, Inc. was organized to acquire and exercise the right to market the PAPNET(R) Testing System and PAPNET(R) Service within its licensed territory. However, until November 8, 1995, when the United States Food and Drug Administration ("FDA") finally approved the marketing of the Papnet(R) technology, the technology could be used in the United States only for investigational purposes in connection with the FDA approval process. Consequently, the Predecessor Companies had only limited operations prior to November 1995. CCWP, Inc. was an affiliate of Carolina Cytology, Inc. and was organized for the purpose of holding certain warrants for the purchase of NSI common stock.

         Cytology Indiana, Inc. ("CIN") was an Ohio corporation formed on September 7, 1990. CIN owned an approximate 65% interest in the rights to market the PAPNET(R) Testing System and service in Missouri. Indiana Cytology Review Company ("INC") was an Ohio corporation formed on December 1, 1995, and owned an approximate 35% interest in the PAPNET(R) marketing rights for Missouri. ER Group, Inc. ("ERG") was an Ohio corporation formed on May 13, 1991 for the purpose of acquiring PAPNET(R) marketing rights for Georgia. Carolina Cytology, Inc. ("CCI") was an Ohio corporation formed on December 10, 1992 for the purpose of acquiring PAPNET(R) marketing rights for North Carolina. CCWP Partners, Inc. ("CCWP") was an Ohio corporation formed on December 1, to hold certain warrants to acquire NSI common stock acquired by a predecessor partnership in connection with the acquisition of the PAPNET(R) marketing rights for North Carolina by CCI.

         In the Merger, all outstanding common shares of the Predecessor Companies, including shares issuable upon the exercise of outstanding warrants and options, were converted into the right to receive fully paid and nonassessable common shares of the Company. Shares of outstanding common stock of the Predecessor Companies were converted into Company shares based on a ratio of one Predecessor Company share for the following number of shares of the
Company: CIN (1,121.6652); INC (4,491.7064); ERG (3,237.2643); CCWP (37.3971);
and CCI (1,487.6186). Immediately following the Merger, the shareholders of each of the Predecessor Companies owned, in the aggregate, the following percentage of the issued and outstanding stock of the Company: CIN (7.70%); INC (4.11%); ERG (17.13%); CCWP (3.13%); and CCI (12.32%). Certain restrictions were imposed on the resale of shares issued in the Merger, to be released over the one year period following the Merger, which period may be accelerated by the Company. As of the date of this Prospectus, such restrictions have expired as to 425,000 shares.

         The merger of the Company and the Predecessor Companies was accounted for at historical cost. For accounting purposes, Papnet of Ohio, Inc. is treated as the predecessor of the merged entity and its historical financial statements are included in this report as the historical financial statements of the Company.


LEGAL PROCEEDINGS

         There are no pending legal proceedings against the Company. The Company in 1996 filed an application with the United States Patent and Trademark Office for registration of the trademark "NetMed." The Company has been notified that a notice of opposition has been filed by Epicenter, Inc., which had registered an Internet domain name of "netmed.com," among over 100 other medical and health care related names. Although the ultimate resolution of this matter cannot be determined, the Company believes the opposition is without merit and intends to vigorously pursue the registration of its trademark.


PERSONNEL

         As of August 31, 1997, the Company employed sixteen (16) full time employees. None of the Company's employees are subject to a collective bargaining agreement, and the Company considers its relationship with its employees to be good.

FACILITIES

         The Company's executive offices are located in Dublin, Ohio, in approximately 4,900 square feet of space. The Company leases such space at an annual net rent of $53,900. See "Certain Relationships and Related Transactions."


                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers and directors of the Company are as follows:


     NAME                    AGE                     POSITION
     ----                    ---                     --------

David J. Richards            46        Chairman,  President and Chief  Executive
                                       Officer;  Class I Director

John P. Kennedy              44        Vice President - Business Development;
                                       Class II Director

Kenneth B. Leachman          44        Vice President - Finance; Chief Financial
                                       Officer

William J. Kelly, Jr.        46        Vice President, General Counsel and
                                       Secretary

Michael S. Blue, M.D.        41        Class I Director

S. Trevor Ferger             42        Class I Director


Robert J. Massey             52        Class II Director


Cecil J. Petitti             42        Class I Director

James F. Zid                 63        Class II Director


         The Company's Regulations provide for a classified board of directors consisting of two classes, unless there are nine (9) or more directors, in which case the Board will be divided into three classes. There are currently seven (7) directors, therefore there are two classes of directors. Each class of directors consists, as nearly as practical, of one-half of the total number of directors. The term of office of the Class I directors will expire at the 1999 Annual Meeting of Shareholders, and the term of the Class II directors will expire at the 1998 Annual Meeting of Shareholders.

         David J. Richards, a founder of the Company, has served as President and director of the Company since its inception. From 1981 until commencing employment with the Company, Mr. Richards was a practicing attorney and, from 1983, a partner, in the law firm of Crabbe, Brown, Jones, Potts & Schmidt in Columbus, Ohio. From 1985 through 1994, Mr. Richards was engaged in real estate development as President of Sunset Development, a multi-family housing developer.

         Mr. Richards has an accounting degree from Wright State University, and earned his Juris Doctor degree from The Ohio State University College of Law in 1977.

         John P. Kennedy is also a founder of the Company and has served as an officer and director since its inception. Mr. Kennedy is currently Vice President - Business Development. Until December 31, 1996, Mr. Kennedy was of counsel with the law firm of Crabbe, Brown, Jones, Potts & Schmidt in Columbus, Ohio, where he was a partner from 1986 to 1994. Mr. Kennedy has been a Columbus, Ohio City Councilman since 1988, was President of Council from 1994 to 1996 and is a director of Pugh Shows, Inc.

         Mr. Kennedy has a Bachelor of Arts in Finance from the University of Bridgeport, Bridgeport, Connecticut and earned his Juris Doctor from The Ohio Northern University College of Law in 1978.

         Kenneth B. Leachman was elected as Vice President of Finance in October 1996. Mr. Leachman has held various financial management positions with several technology based companies, including Corporate Controller for Goal Systems International from 1989 to 1991 and as Chief Financial Officer of Sarcom, Inc. from 1992 to 1994.

         Mr. Leachman has a Bachelor of Science degree in accounting from The Ohio State University in 1975 and earned his CPA certificate from the State of Ohio in 1977.

         William J. Kelly, Jr. was elected as Vice President, General Counsel and Secretary in July 1997. Prior to joining the Company, he practiced law with the firm of Porter, Wright, Morris & Arthur in Columbus, Ohio, where he was a partner since 1983. Mr. Kelly earned a Bachelor of Arts degree from The Ohio State University in 1973, and a Juris Doctor degree from The Ohio State University College of Law in 1976.

         Michael S. Blue, M.D. has been a practicing physician since 1980. Dr. Blue graduated from Miami University of Ohio in 1976 with a Bachelor of Science in Zoology and graduated from The Ohio State University with a Doctor of Medicine in 1979. Dr. Blue has been President of Phoenix Group International, Ltd. and North American International Trade Group, Inc. since 1994 and 1992, respectively. He has also been Secretary/Treasurer and member of the Board of Directors of Columbus Oilfield Exploration, Inc. since 1987. Dr. Blue has been a director of the Company since December 1996.


         Robert J. Massey has served on the Board of Directors of the Company since January, 1997. He is the past President and Chief Executive Officer of CompuServe Corporation, an office he retained for one and a half years. Prior to serving as CompuServe's CEO, Mr. Massey held numerous executive positions with the firm over a twenty year period in various sales, marketing and general management areas of responsibility, plus served on the company's Board of Directors during the period 1991 through 1997. Mr. Massey also was a sales manager with IBM and Control Data Corporation. He is a graduate of Holy Cross College, Worcester, Massachusetts and received an MBA in Finance from Syracuse University. He is currently a principal in CallTech Communications, Inc., a Columbus, Ohio-based inbound telemarketing firm.


         S. Trevor Ferger is President of Ferger & Associates, a master broker specializing in the sales and marketing of consumer goods to grocery stores. He also serves as Director of Sales for Acosta Sales Company, a marketer of consumer products. Mr. Ferger has been active with Ferger & Associates since 1979. Prior to that time he was a sales manager with Procter & Gamble. Mr. Ferger has a Bachelor of Arts degree from Wake Forest University and a M.B.A. degree from Xavier University. Mr. Ferger has been a director of the Company since June, 1994.

         Cecil J. Petitti has been co-owner of Chaney & Petitti Insurance Agency located in Dublin, Ohio since 1984. Chaney & Petitti specialize in multiple insurance products, including medical insurance. Prior to merging with the Chaney Group, Mr. Petitti was associated with the Burke, Kendall & Petitti Insurance Agency. Mr. Petitti is also President of NetWalk, Inc., a Columbus-based Internet service provider. Mr. Petitti earned a Bachelor of Arts degree in Education from The Ohio State University. Mr. Petitti has been a director of the Company since June, 1994.

         James F. Zid has served on the Board of Directors of the Company since February, 1997. Mr. Zid retired as the managing partner of the Columbus office of Ernst & Young LLP in 1993. While at Ernst & Young Mr. Zid worked with clients in the banking, health care, insurance, and manufacturing industries. Mr. Zid has served on the Board of Directors of the Greater Columbus Chamber of Commerce, the Health Coalition of Central Ohio, the Franklin County Academy of Medicine Foundation, and the Columbus Museum of Art. Mr. Zid currently serves on the Board of Directors of Neoprobe Corporation and Central Benefits Insurance Company.

COMMITTEES OF THE BOARD

         Prior to December 1996, the Board of Directors had no standing committees, and all corporate decisions were made by the entire Board. Following the Merger, the Board appointed an Audit Committee consisting of Messrs. Richards, Blue and Ferger and a Compensation Committee consisting Messrs. Blue, Petitti, and Massey. The Audit Committee is charged with reviewing the Company's annual audit and meeting with the Company's independent accountants to review the Company's internal controls and financial management practices.

The Compensation Committee has the authority and responsibility to determine and administer the Company's officer compensation policies and to establish the salaries for executive officers, the formula for bonus awards to executive officers, and the grant of stock options to executive officers and other key employees under the Company's 1995 Amended and Restated Stock Option Plan (the "Option Plan").

EXECUTIVE COMPENSATION

         The following table sets forth certain information regarding compensation paid during fiscal 1996 to the Company's President, who was the only executive officer whose annual salary and bonus exceeded $100,000 for each of the Company's last three fiscal years ended December 31, 1996 (the "Named Executive Officer").



                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                         ANNUAL COMPENSATION        COMPENSATION
                                                     --------------------------     ------------
                                                                                        AWARDS
                                                                                    ------------       ALL OTHER
     NAME AND PRINCIPAL POSITION           YEAR        SALARY          BONUS         SECURITIES       COMPENSATION
                                                         ($)             ($)         UNDERLYING          ($)(1)
                                                                                       OPTIONS
                                                                                         (#)
---------------------------------          ----       --------       ----------      ----------        -------
David J. Richards, President               1996       $125,000       $100,000(2)          0             $9,338

                                           1995       $125,000            0               0            $12,228

                                           1994       $108,333            0               0             $8,900


(1) Includes matching contribution to the Company's 401(k) Plan and car allowance.

(2) Consists of a $50,000 cash bonus for 1995, which was paid in 1996 and $50,000 represented by the forgiveness of indebtedness to the Company, which was approved by the Board of Directors in 1995 and conditioned on completion of the Merger.


OPTION/SAR GRANTS IN LAST FISCAL YEAR

     There were no options granted to the Named Executive Officer during the fiscal year ended 1996.


AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

     The following table provides certain information regarding the number and value of stock options held by the Named Executive Officer at December 31, 1996.


                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES


                                                         NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS AT
                                                     OPTIONS AT FISCAL YEAR-END (#)      FISCAL YEAR-END ($)(1)
                                                     ----------------------------     ----------------------------
                           SHARES         VALUE      EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
        NAME             ACQUIRED       REALIZED
                             ON            ($)
                         EXERCISE
                            (#)
------------------      ---------      ---------     -----------   -------------     ------------    -------------
David J. Richards            --            --          287,020            --          $2,028,395           --

(1) Represents the total gain which would be realized if all in-the-money options held at year end were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the per share fair market value at year end ($8.125 on December 31, 1996). An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

COMPENSATION OF DIRECTORS

         Directors who are not employees of the Company receive no cash compensation or expense reimbursement for their services, but receive stock options as compensation for their services. The exercise price for options granted in 1996 and prior years ranges from $3.25 to $11.00 per share. In February 1997, each non-employee director received options to purchase 2,000 common shares, exercisable at $8.40 per share for their services in 1996. Such options are currently exercisable and will terminate 10 years from the date of grant. Subsequently, Messrs. Ferger, Petitti and Blue were each granted options for 20,000 shares (exercisable at $7.54 per share), and Messrs. Massey and Zid were each granted options for 25,000 shares (exercisable at $6.16 per share in the case of Mr. Massey and at $6.20 per share in the case of Mr. Zid). The latter options were granted in consideration for service during 1997, 1998, and 1999, will vest at the rate of one-third of the shares at the end of each year, and will terminate 10 years from the date of grant.

EMPLOYMENT AGREEMENTS

         Effective April 1, 1997, the Company entered into an employment agreement with Mr. Richards, its President and Chief Executive Officer. The Agreement is for a term of three years, and provides for annual base salary of $225,000 during the term. In addition to the base salary, the agreement provides that Mr. Richards will receive an annual incentive bonus of up to 100% of his base salary, to be determined according to performance criteria established by the Board or its Compensation Committee, as well as an automobile allowance, Company-provided term insurance in a minimum face amount of $1,000,000, and other benefits.

         The agreement also provides for the grant, pursuant to the Option Plan, of options to purchase 150,000 common shares, vesting at the rate of 50,000 shares per employment year during the term, with exercise prices ranging from $6.94 per share to $12.00 per share. The agreement provides that, in the event that Mr. Richards' employment is terminated other than for good cause (as defined in the agreement), or is constructively terminated, the Company will continue his base salary and health insurance coverage for a period of 18 months after termination and pay any earned but unpaid incentive bonus, and that the options granted pursuant to the agreement will become immediately exercisable. For purposes of the agreement, a constructive termination is defined as removal of Mr. Richards as President, Chief Executive Officer or a Director of the Company, or a substantial change in his duties or reporting responsibility to the Board. In the event of a "Change of Control" (as defined in the Agreement), Mr. Richards may voluntarily terminate his employment at any time within one year thereafter, if (i) he determines in good faith that as a result of the Change of Control he can no longer adequately exercise the authority, powers, functions or duties of a chief executive officer, or can no longer perform such duties by reason of a substantial diminution in his responsibilities, status, perquisites or position, or (ii) the Company materially breaches or fails to assume any material obligation under the agreement. In the event of such termination, the Company will pay Mr. Richards 18 months of base salary in a lump sum, reimbursement of any previously unreimbursed business expenses, and an amount equal to the greater of (A) the full incentive bonus for which he could receive under any bonus criteria established by the Board of Directors for the employment year in which termination occurs (regardless of whether such criteria are actually satisfied), or (B) the incentive bonus actually paid to him during the previous employment year. In addition, the Company must continue his health insurance benefits for a period of 18 months, and the options granted pursuant to the agreement will become immediately exercisable. The foregoing obligations of the Company also apply in the event that Mr. Richards' employment is terminated by the Company other than for cause within one (1) year following a Change of Control.

         In the event of Mr. Richards' death during the employment term, in addition to the payment of salary and bonus earned to the date of death, and the immediate exercisability of stock options, the agreement provides that the Company will purchase from his estate of up to $2 million in market value of common shares of the Company owned by Mr. Richards on the date of death. The agreement requires the Company to purchase and pay the premiums on a policy of key man life insurance sufficient to fund such obligation. Finally, the agreement imposes confidentiality and noncompetition obligations on Mr. Richards, and requires that he assign to the Company any intellectual property (inventions, trade secrets, works of authorship, and the like) created by him during his employment which is useful in the Company's business.

         Effective July 1997, the Company entered into an employment agreement with Mr. Kelly, employing him as Vice President, General Counsel and Secretary for a term of three years. The material terms of the agreement with Mr. Kelly are comparable to those contained in the agreement with Mr. Richards, except that the annual base salary is $170,000, the grant of stock options is for 75,000 shares at prices ranging from $8.00 to $12.00 per share, no term life insurance (except pursuant to Company plans applicable to all executives) or automobile allowance is provided, no provisions are included which would impose obligations on the Company in the event of a constructive termination of Mr. Kelly's employment, and the Company has no obligation to repurchase any common shares of the Company owned by Mr. Kelly upon his death.

STOCK OPTION PLAN

         The Option Plan was adopted by the Board of Directors and approved by the shareholders in September 1995. The Option Plan was later amended to make changes to facilitate compliance with Section 16 of the Securities Act of 1934, and was most recently amended in May 1997 by the shareholders to increase the number of shares for which options could be granted under the Option Plan. Options granted under the Option Plan may either meet the requirements of
Section 422 ("Incentive Options") of the Internal Revenue Code of 1986, as amended (the "Code") or not meet such requirements ("Nonqualified Options"). Key employees, officers, and directors of, and consultants and advisors who render services to, the Company are eligible to receive options under the Option Plan.

         The Option Plan may be administered by the Board of Directors or a Stock Option and Compensation Committee (the "Committee") consisting of directors who are not employees of the Company. The Board or Committee determines the number of shares subject to option, the duration of the option, the per share exercise price, the rate and manner of exercise, and whether the option is intended to be a Nonqualified Option or an Incentive Option. An incentive Option may not have an exercise price less than fair market value of the Company's common stock on the date of grant or an exercise period that exceeds ten years from the date of grant and is subject to certain other limitations which allow the option holder to qualify for favorable tax treatment. None of these restrictions applies to the grant of Nonqualified Options, which may have an exercise price less than the fair market value of the underlying common stock on the date of grant and may be exercisable for an indeterminate period of time. The Board or Committee also has the discretion under the Option Plan to make cash grants to option holders that are intended to offset a portion of the taxes payable upon exercise of Nonqualified Options or on certain dispositions of shares acquired under Incentive Options.

           To date, the criteria applied by the Board of Directors and its Compensation Committee in determining the eligibility, amount, exercise price, and the vesting of stock options awarded under the Option Plan have been determined on a case-by-case basis. While no specific formula has been adopted, the Board and Committee have considered performance, overall contribution to the Company, the number of vested and unvested stock options already held and other similar factors in awarding stock options.

         The exercise price of the option may be paid in cash or, with the consent of the Board or Committee, (i) with previously acquired shares of common stock valued at their fair market value on the date they are tendered, (ii) delivery of a full recourse promissory note, the terms and conditions of which will be determined by the Board, or (iii) by delivery of written instructions to forward the notice of exercise to a broker or dealer and to deliver to a specified account a certificate for the shares purchased upon exercise of the option and a copy of irrevocable instructions to the broker or dealer to deliver the purchase price of the shares to the Company.

         Any option granted under the Option Plan will terminate automatically
(i) 30 days after an employee's termination of employment with the Company (other than by reason of death or disability or for cause), and (ii) one year after the employee's death or termination of employment by reason of disability, unless the option expires earlier by its terms. Options not exercisable as of the date of a change in control of the Company will become exercisable immediately as of such date. Options granted under the Plan are not transferable except by will or the laws of descent and distribution.

         The Board may amend or modify the Plan at any time provided that (a) no amendment may be made to the Plan which would cause the Incentive Options granted thereunder to fail to qualify as incentive stock options under the Code; and (b) any amendment which requires the approval of the shareholders of the Company under the Code or Section 16 of the Securities Exchange Act of 1934, as amended, or the regulations promulgated thereunder, will be subject to such approval in accordance with the applicable law or regulations. No amendment, modification or termination of the Plan may in any manner adversely affect any option previously granted under the Plan without the consent of the option holder or a permitted transferee of such option holder.

         As of August 31, 1997, the following current directors and executive officers had been granted options under the Plan:


     NAME                   NUMBER OF OPTIONS GRANTED      AVERAGE EXERCISE PRICE PER SHARE
     ----                   -------------------------      --------------------------------

David J. Richards                     150,000                       $    9.65

Kenneth B. Leachman                    50,000                       $    5.95

William J. Kelly, Jr                   75,000                       $   10.00

Robert J. Massey                       25,000                       $    6.16

John P. Kennedy                       102,000                       $    7.04

S. Trevor Ferger                       22,000                       $    7.62

Cecil J. Petitti                       22,000                       $    7.62

James F. Zid                           25,000                       $    6.20

Michael S. Blue                        20,000                       $    7.54


       OWNERSHIP OF COMMON STOCK BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS

         The following table sets forth information regarding beneficial ownership of the Common Stock by each director and executive officer, each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, and the directors and executive officers of the Company as a group as of August 31, 1997:




                                                  SHARES BENEFICIALLY OWNED (1)
                                                  -----------------------------
       NAME OF BENEFICIAL OWNER                      NUMBER           PERCENT
-----------------------------------------         -------------      -----------
David J. Richards(2)                                  1,123,852         10.0

John P. Kennedy(3)                                      662,244          5.9

Kenneth B. Leachman                                       1,000            *

William J. Kelly, Jr                                      2,000            *

S. Trevor Ferger(4)                                     293,825          2.6

Cecil J. Petitti(5)                                     165,976          1.5

Michael S. Blue                                         286,717          2.5

Robert J. Massey                                         51,422            *

James F. Zid                                              3,800            *

Rodney M. Kinsey(6)                                     617,085          5.5

Carl Genberg(7)                                         767,232          6.8

All directors and executive officers as a group
   (9 persons)                                        2,590,836         23.0


----------

* Represents beneficial ownership of less than 1% of the Company's outstanding Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power or as to which the person has the right to acquire the beneficial ownership within 60 days of August 31, 1997. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above or shared with members of his household.

(2) Includes 287,020 shares that may be purchased under stock options exercisable within 60 days of August 31, 1997.

(3) Includes 26,000 shares that may be purchased under stock option exercisable within 60 days of August 31, 1997.

(4) Includes 10,000 shares that may be purchased under stock options exercisable within 60 days of August 31, 1997, and 99,849 shares held in trust for the benefit of Mr. Ferger's children.

(5) Includes 10,000 shares that may be purchased under stock options exercisable within 60 days of August 31, 1997.

(6) Includes 494,385 held of record by Mr. Kinsey, 80,331 shares held by Mr. Kinsey's wife, and 35,702 shares held by his children. Mr. Kinsey resigned from the board of directors effective February 26, 1997. Mr.

     Kinsey's address is 8651 Gairloch Ct., Dublin, Ohio 43017. Also includes 6,667 shares that may be purchased under stock options exercisable within 60 days of August 31, 1997.

(7) Mr. Genberg's address is 101 Convention Center Drive, Suite 1001, Las Vegas, Nevada 89109.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In December 1996 the Company completed the Merger with the Predecessor Companies, which had acquired the rights to market the PAPNET(R) System in the states of Missouri, Georgia, and North Carolina. The Company was the surviving corporation in the Merger. Upon completion of the Merger, the Company changed its name from Papnet of Ohio, Inc. to NetMed, Inc.

         The Company entered into a loan agreement, dated March 14, 1996 with Cytology West, Inc. ("CWI") and Papnet Utah, Inc. ("PUI"). CWI is licensed to sell the PAPNET(R) Testing System and the PAPNET(R) service in Arizona, Nevada and San Diego County California. PUI is licensed to sell PAPNET(R) Testing System and the PAPNET(R) Service in Utah. Carl Genberg, President of CWI, owns 695,000 shares of the Company's common stock. CWI and PUI were originally to have been parties to a merger with the Company and the Predecessor Companies, but that transaction was abandoned by the parties. CWI and PUI abandoned the transaction in order to pursue other technologies that the Company and the Predecessor Companies were not ready to pursue without assurances of the ability to obtain the financing necessary to commercialize them. The loan agreement provided for advances to CWI of up to $585,000 to cover certain operating expenses, expenses associated with the abandoned merger, and the acquisition of new technology. No specific amount was established for advances to PUI. The advances bear interest at the rate of 7% per annum. No further advances will be made under the loan agreement and as of December 31, 1996, the balance due was $130,143. CWI has agreed to transfer 16,331 shares of NetMed common stock to the Company in exchange for the cancellation of the outstanding balance.

         In September 1997, the Company entered into a net lease with Muirfield Square, Ltd. for 4,900 square feet of office space in which the Company's principal offices are located. The lease term is for 5 years at an annual rent of $53,900 for the first year, escalating annually at the rate of 3% over the term, and renewable for an additional 5-year term at an annual net rental of $60,660. Messrs. Richards, Ferger, and Massey own a majority of the membership interests in Muirfield Square, Ltd. The Company believes that the lease is on terms at least as favorable to the Company as available for office space of a similar size and quality in the locality.


                              SELLING SHAREHOLDERS

         The 1,500,000 shares of the Company's Common Stock described in this Prospectus equal approximately 150% of the number of shares which would be issuable upon conversion of the Debentures if the entire principal amount of the Debentures was converted on the date of this Prospectus, plus the number of Shares which would be issuable if the all of the Warrants were exercised on the date of this Prospectus. Except for the ownership of the Debentures and Warrants (and any Shares on conversion or exercise thereof), the Selling Shareholders have not had any material relationship within the past three years with the Company. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer the Shares for resale from time to time. See "Plan of Distribution."

         The Shares being offered by the Selling Shareholders hereby are issuable by the Company to the Selling Shareholders upon conversion of the Debentures and exercise of the Warrants. The Debentures and Warrants were issued by the Company on August 13, 1997 to the Selling Shareholders pursuant the Purchase Agreements. The Debentures and any interest accrued thereon may be converted into Shares at any time. However, no sales of Shares may be made prior to November 11, 1997, and during the period from November 11, 1997 through May 10, 1998 (the 91st through 270th day after the closing) the maximum aggregate number of Shares which can be sold is 500,000. After May 10, 1998 (the 270th day after the closing), 100% of the Shares may be sold. The Company can prohibit sales during the "Blackout Period. The Debentures bear interest at 6% per annum, payable in Common Stock of the Company at the time of each conversion, and are convertible into shares of the Company's Common Stock based on the "Conversion Price" at the time of conversion. The "Conversion Price" varies based on the date when the Debentures are converted. For the period through March 31, 1998, the Conversion Price is an amount equal to 80% of the average closing bid price of the Common Stock on the American Stock Exchange for the previous three business days ending on the day before the conversion date. For the period beginning April 1, 1998, the Conversion Price is an amount equal to 75% of the average closing bid price of the Common Stock on the American Stock Exchange for the previous three business days ending on the day before the conversion date. The Conversion Price is subject to equitable adjustment upon the occurrence of certain events, such as stock splits, stock dividends, reclassifications or combinations.

         If not previously converted, the entire outstanding principal and interest on the Debentures will be automatically converted to Common Stock on August 13, 2000 (the third anniversary of the closing). Notwithstanding the foregoing, a Selling Shareholder is prohibited from converting any portion of the Debentures which would result in the Selling Shareholder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock of the Company.


         The Warrants are exercisable at exercise prices of $7.79 per Share (for up to 150,000 Shares) and $9.35 per Share (for up to 65,000 Shares). Warrants for 100,000 Shares expire on August 13, 2000 and the balance of the Warrants expire on August 13, 2002.


         The Debentures are secured by 475,000 shares of common stock of Neuromedical Systems, Inc. (Nasdaq: NSIX) owned by the Company (the "NSI Shares"). If at any time prior to March 31, 1998, the conversion price is $3.00 or less, the holders of the Debentures may elect to exercise their conversion rights for NSI Shares, rather than Common Stock of the Company, at a 20% discount from the market price at the time of conversion.. If the Company prohibits conversions during the Blackout Period, and the trading volume in the Common Stock prior to December 15, 1997 does not meet defined minimums, the holders may convert into the NSI Shares at a discount from the market price which would produce a 25% return on an annualized basis. The NSI Shares may be released from the pledge ratably as the outstanding principal amount of Debentures is reduced.

         As required by the Purchase Agreements and related Registration Rights Agreements, in recognition of the fact that Selling Shareholders may wish to be legally permitted to sell any Shares acquired upon conversion of the Debentures and exercise of the Warrants when they deem appropriate, the Company has filed with the Commission under the Act a Registration Statement on Form S-1, of which this Prospectus forms a part, with respect to the resale of the Shares by the Selling Shareholders from time to time on the American Stock Exchange or in privately-negotiated transactions.


NAME OF SELLING SHAREHOLDER   NUMBER OF SHARES BENEFICIALLY         NUMBER OF SHARES BEING   NUMBER OF SHARES BENEFICIALLY
                                OWNED PRIOR TO OFFERING*                  OFFERED HEREBY          OWNED AFTER OFFERING


CPR (USA), Inc.                        1,015,667                           1,015,667                        0

LibertyView Fund, LLC                    277,333                             277,333                        0

LibertyView Plus Fund                     91,999                              91,999                        0

Goodbody International, Inc.             100,000                             100,000                        0

Clarco Holdings, Inc.                     15,000                              15,000                        0

*Represents approximately 150% of the aggregate number of shares of the Company's Common Stock which the Selling Shareholders would be entitled to acquire upon conversion of the Debentures assuming the entire principal and interest on the Debentures was converted on the date of this Prospectus, plus the number of shares issuable assuming the Warrants are fully exercised. The Selling Shareholders do not currently own any shares and the actual number of shares which will be beneficially owned by the Selling Shareholders after conversion of the Debentures will depend on the conversion price on the date the debentures are converted.

                              PLAN OF DISTRIBUTION

         The Shares being offered by the Selling Shareholders will be sold in one or more transactions (which may involve block transactions) on the American Stock Exchange or in privately-negotiated transactions. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as each Selling Shareholder determines from time to time. A Selling Shareholder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if it deems the purchase price to be unsatisfactory at any particular time.

         The Selling Shareholders may also sell the Shares of Common Stock directly to market makers acting as principals and/or to broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Shareholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that the Selling Shareholders will attempt to sell Shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Shareholders. The Selling Shareholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined in the Securities Act.

         The Selling Shareholders have agreed that they will not pay more than the normal brokerage compensation and that they will not enter into arrangements for special selling efforts without first advising the Company and cooperating in the disclosure of the same in a revised or supplemental prospectus.

         The Selling Shareholders, alternatively, may sell all or any part of the Shares offered hereby through an underwriter. The Selling Shareholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the Selling Shareholders enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 20,000,000 Common Shares, without par value, 250,000 shares of Voting Preferred Stock, and 250,000 Shares of Nonvoting Preferred Stock. There are currently outstanding 10,947,114 shares of Common Stock, and no shares of preferred stock. All outstanding shares of Common Stock are fully paid and non-assessable.

COMMON STOCK

         Holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share of record on all matters to be voted upon by shareholders. At a meeting of shareholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provision of law or the Company's Articles of Incorporation ("Articles") or Code of Regulations ("Regulations"). The Company's Articles eliminate the right of shareholders to cumulate their votes in the election of directors. Shareholders have no preemptive or other rights to subscribe for additional shares nor any other rights to convert their Company common stock into any other securities.

         Subject to the preferences that may be applicable to the holders of any outstanding shares of Preferred Stock, holders of common stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. The payment by the Company of dividends, if any, rests within the discretion of its Board of Directors and will depend upon the Company's operating results, financial condition and capital expenditure plans, as well as other factors considered relevant by the Board of Directors. The Company may enter into bank credit agreements which include financial covenants restricting the payment of dividends. See "Dividend Policy."

         Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to shareholders are distributable ratably among the holders of Company common stock at that time outstanding, subject to prior distribution rights of creditors of the Company and preferential rights of any outstanding shares of Preferred Stock.

PREFERRED STOCK

          The Articles authorize the Board of Directors to issue up to 250,000 shares of Voting Preferred Stock and up to 250,000 shares of Nonvoting Preferred Stock in one or more series and to establish such relative dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine without further approval of the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could be used, under certain circumstances, as a method of delaying or preventing a change in control of the Company and could permit the Board of Directors, without any action by holders of Common Stock, to issue Preferred Stock which could have a detrimental effect on the rights of holders of Common Stock, including loss of voting control. In certain circumstances, this could have the effect of decreasing the market price of the Common Stock.

         The issuance of any series of Preferred Stock, and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, the then-existing market conditions and other factors that, in the judgment of the Company Board of Directors, might warrant the issuance of Preferred Stock. At the date of this Prospectus, there are no plans, agreements or understandings relative to the issuance of any shares of Preferred Stock.

                 CERTAIN PROVISIONS OF ARTICLES AND REGULATIONS

         The following brief description of certain provisions of the Company's Articles and Regulations does not purport to be complete and is subject in all respects to the provisions of the Articles and Regulations, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

CLASSIFIED BOARD OF DIRECTORS

         The Company's Regulations provide for the Board of Directors to be divided into three classes (unless there are fewer than 9 directors in which case there will be two classes) of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a proxy contest or other takeover bid for the Company.

DIRECTORS' RESPONSE TO ACQUISITION PROPOSALS

         The Company's Articles provide that the Company Board of Directors must base the response of the Company to any "Acquisition Proposal" on the Company Board of Directors' evaluation of what is in the best interest of the Company. In evaluating what is in the best interest of the Company, the Board of Directors must consider all relevant factors including, without limitation, the best interest of the shareholders which, for this purpose, requires the Board of Directors to consider, among other factors, not only the consideration offered in the Acquisition Proposal in relation to the then current market price of the Company's stock, but also in relation to the current value of the Company in a freely negotiated transaction and in relation to the Board of Directors' then estimate of the future value of the Company as an independent entity or as the subject of a future Acquisition Proposal; and such other factors as the Board of Directors determines to be relevant, including, among other factors, the long-term and short-term interests of the Company and its subsidiaries and their businesses and properties and the social, legal and economic effects upon the employees, suppliers, customers, creditors and other affected persons, firms and corporations and on the communities and geographical areas in which the Company and its subsidiaries operate or are located. "Acquisition Proposal" is defined in the Articles as any proposal for the consolidation or merger of the Company with another corporation, any share exchange involving the Company's outstanding capital stock, any liquidation or dissolution of the Company, any transfer of all or a material portion of the assets of the Company and any tender offer or exchange offer for any of the Company's outstanding stock.

DIRECTOR AND OFFICER INDEMNIFICATION

         The Articles provide that the Company may indemnify any director, officer, or any former director or officer, and any person who is or has served at the request of the Company as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (and his or hers heirs, executors and administrators) against expenses, including attorney fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer, incorporator or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, to the full extent and according to the procedures and requirements set forth in the Ohio General Corporation Law as the same may be in effect from time to time. The indemnification provided shall not be deemed to restrict the right of the Company to (i) indemnify employees, agents and others as permitted by law, (ii) purchase and maintain insurance or provide similar protection on behalf of the directors, officers or such other persons against liabilities asserted against them or expenses incurred by them arising out of their service to the Company, and (iii) enter into agreements with such directors, officers, employees, agents or others indemnifying them against any and all liabilities asserted against them or incurred by them arising out of their service to the Company as contemplated herein.

REMOVAL OF DIRECTORS

         The Company's Regulations provide that any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of all of the outstanding shares of capital stock of the Company entitled to vote on the election of directors at a meeting of shareholders called for that purpose, except that if the Board of Directors, by an affirmative vote of at least 66 2/3% of the entire Board, recommends removal of a director to the shareholders, such removal may be effected by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Company present in person or represented by proxy and entitled to vote on the election of directors at a meeting of shareholders called for that purpose. These provisions, when coupled with provisions of the Regulations authorizing only the Board of Directors to fill vacant directorships, will preclude shareholders of the Company from removing incumbent directors without cause, and simultaneously gaining control of the Board of Directors by filling the vacancies with their own nominees.

         The term "cause" is not defined in the Articles or the Ohio General Corporation Law. Consequently, any question concerning the legal standard for "cause" would have to be judicially determined and such a determination could be difficult, expensive and time consuming.

MEETINGS OF SHAREHOLDERS

         The Regulations provide that annual meetings of shareholders shall be held at such time and on such business day as the Board of Directors may determine. Except as otherwise provided by law or by the Articles, a quorum for any meeting of the shareholders is a majority of the capital stock issued and outstanding and entitled to vote at the meeting. Special meetings of shareholders may be called by the Chairman of the Board, President or Chief Executive Officer or by the Board of Directors by action at a meeting or a majority of the directors without a meeting or by shareholders holding 50% or more of the voting power entitled to elect directors.

ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

         The Regulations provide that shareholders seeking to bring business before a meeting of shareholders, or to nominate candidates for election as directors at a meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive office of the Company, not less than 30 days nor more than 60 days prior to the scheduled meeting (or, if less than 40 days' notice of the meeting is given to shareholders not later than the close of business on the tenth day following the earlier of (i) the day on which such notice of the date of the meeting was mailed, or (ii) the day on which public disclosure of the date of the special meeting was made). The Regulations also specify certain requirements pertaining to the form and substance of a shareholder's notice. These provisions may preclude some shareholders from making nominations for directors at an annual or special meeting or from bringing other matters before the shareholders at a meeting.

VOTING REQUIREMENTS

         The Regulations provide that certain provisions in the Regulations may not be altered, amended or repealed in any respect, and new provisions inconsistent therewith may not be adopted unless such action is approved by the affirmative vote of the holders of at least 80% of all of the outstanding shares of capital stock of the Company entitled to vote on such matter at a meeting of shareholders called for that purpose.

SHAREHOLDER NOMINATIONS AND PROPOSALS

         The Regulations also specify certain requirements pertaining to the form and substance of a shareholder's notice. These provisions may preclude some shareholders from making nominations for directors at an annual or special meeting or from bringing other matters before the shareholders at a meeting.

         Although the Articles and Regulations do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders. On the other hand, by requiring advance notice of nominations by shareholders, these shareholder notice procedures afford the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, the shareholder notice procedures provide a more orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by the Board, provide the Board with an opportunity to inform shareholders, prior to such meeting, of any business proposed to be conducted at the meeting, together with any recommendations by the Board or statements as to the Board's position regarding action to be taken with respect to such business, so that shareholders can better decide whether to attend the meeting or to grant a proxy regarding the disposition of any such business.

OHIO GENERAL CORPORATION LAW

         Certain provisions of the General Corporation Law of Ohio and of the Company's Articles and Regulations, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by shareholders.

         Section 1701.59 of the Ohio General Corporation Law provides that a director shall not be found to have violated his duties under the Ohio General Corporation Law unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinary prudent person in a like position would use under similar circumstances. Further, such section provides that a director shall be liable in damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

         Chapter 1704 of the Ohio General Corporation Law prohibits certain transactions between a Ohio corporation and an "interested shareholder" Chapter 1704 allows for a corporation to exclude itself from Chapter 1704 by exempting itself in its articles of incorporation. The Company has not included such an exemptive provision in the Articles.


                                     EXPERTS

         The financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

                  The legality of the Shares offered hereby will be passed upon for the Company by Porter, Wright, Morris & Arthur, 41 South High Street, Columbus, Ohio 43215.

                          INDEX TO FINANCIAL STATEMENTS

                                  NETMED, INC.


                                                                        Page
                                                                        ----


Report of Independent Auditors ......................................    34

Balance Sheets at December 31, 1994, 1995, and 1996 .................    35


Statements of Operations for the Years
    ended December 31, 1994, 1995 and 1996
    and for the Six Months Ended June 30, 1997 (unaudited) ..........    36

Statements of Cash Flows  for the Years
    ended December 31, 1994, 1995 and 1996
    and for the Six Months Ended June 30, 1997 (unaudited) ..........    37

Statements of Stockholders' Equity for the Years
    ended December 31, 1994, 1995 and 1996
    and for the Six Months Ended June 30, 1997 (unaudited) ..........    38

Notes to Financial Statements .......................................    39

                         REPORT OF INDEPENDENT AUDITORS





The Board of Directors and Stockholders
NetMed, Inc.


We have audited the accompanying balance sheets of NetMed, Inc. (the Company) as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Columbus, Ohio
March 14, 1997                                        ERNST & YOUNG LLP

                                  NETMED, INC.

                                 BALANCE SHEETS


                                                         DECEMBER 31                 JUNE 30,
                                                    1995             1996              1997
                                               -----------------------------      -----------
                                                                                  (unaudited)
                                                   ASSETS
Current assets
  Cash and cash equivalents                    $   811,359      $    142,074      $   213,948
  Accounts receivable                               75,993           175,512          319,526
  Investment in NSI-available for sale           7,696,296         9,238,503        3,165,138
  Note receivable from stockholder                  50,000                 0                0
  Prepaid assets                                     1,021            28,394           20,766
                                               -----------------------------      -----------
Total current assets                             8,634,669         9,584,483        3,719,378

Notes receivable-NSI                                51,080            21,443           21,443

Investment in partnerships                         172,679                 0                0
Furniture & Equipment (net of                                              0
   accumulated depreciation)                        17,316            28,034           27,620
Deferred taxes                                     348,670           744,162          628,703
Deposits and other assets                            1,330             1,468            6,467
                                               -----------------------------      -----------
Total assets                                   $ 9,225,744      $ 10,379,590      $ 4,403,611
                                               =============================      ===========


                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                             $    49,931      $     97,625      $   120,365
  Accrued expenses                                  81,630           223,536          294,847
  Other liabilities                                 42,831            29,844           39,490
  Loan Payable                                           0            96,909          140,913
Total current liabilities                          174,392           447,914          595,615
                                               -----------------------------      -----------
Deferred taxes                                   2,797,673         2,896,609          628,703
Stockholders' equity:
  Common stock no par value, 20,000,000
     shares authorized, 6,072,936,
     10,940,524, and 10,947,114 issued and
     outstanding at December 31, 1995 and
     1996, and June 30, 1997                     2,562,542         3,881,605        4,012,884
  Retained deficit                                (208,480)         (801,302)      (1,386,496)
  Unrealized gain on available-for-sale
    securities net of deferred taxes             3,899,617         3,954,764          552,905
                                               -----------------------------      -----------
Total stockholders' equity                       6,253,679         7,035,067        3,179,293
                                               -----------------------------      -----------

                                               -----------------------------      -----------
Total liabilities and stockholders' equity     $ 9,225,744      $ 10,379,590      $ 4,403,611
                                               =============================      ===========



                             See accompanying notes.

                                  NETMED, INC.

                            STATEMENTS OF OPERATIONS


                                                   YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30
                                                                                   --------------------------------
                                         1994            1995             1996             1996              1997
                                   --------------------------------------------------------------------------------
                                                                                         (UNAUDITED)     (UNAUDITED)

Royalty Revenue                    $    24,765      $    48,000      $   102,813      $    27,099      $    339,608
Operating expenses:
  Salaries and benefits                196,825          303,105          838,846          146,733           762,557
  Sales and marketing                   26,433           74,329          250,389           52,533           376,657
  General and administrative           104,103           89,299          240,562           57,741           351,095
  Business Development                       0                0           85,476               -             59,345
  Merger                                     0          106,416          364,852          134,450                 -
                                   -----------      -----------      ----------------------------------------------
Total Operating Expenses               327,361          573,149        1,780,125          391,457         1,549,654
                                   -----------      -----------      ----------------------------------------------
Operating Loss                        (302,596)        (525,149)      (1,677,312)        (364,358)       (1,210,046)
Other income (expense):
  Interest income                       19,059           16,606           13,743           10,871             2,099
  Interest expense                         --              (264)            (872)             --             (4,884)
  Gain on sale of available-
      for-sale securities                  --                --          664,057              --            745,056
  NSI settlement and common
     stock transactions                    --         1,715,399               --              --                 --
  Equity income(loss) in
   partnerships                            --            49,638          (13,451)          (4,091)               --
                                   -----------      -----------      ----------------------------------------------
Total other income                      19,059        1,781,379          663,477            6,780           742,271
                                   -----------      -----------      ----------------------------------------------

Income(loss) before income tax        (283,537)       1,256,230       (1,013,835)        (357,578)         (467,775)

Income tax (benefit) expense                 0          (68,715)        (421,013)        (122,001)          117,419

                                   -----------      -----------      ----------------------------------------------
Net (loss) income                  $  (283,537)     $ 1,324,945      $  (592,822)     $  (235,577)     $   (585,194)
                                   -----------      ---------------------------------------------------------------

Net (loss) income per share        $     (0.05)     $      0.21      $     (0.09)     $     (0.04)     $      (0.05)
                                   ===========      ===========      ==============================================

Shares used in computation           5,860,336        6,439,594        6,263,924        6,072,936        10,946,316
                                   ===========      ===========      ==============================================





                             See accompanying notes.

                                  NETMED, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                                             SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                           JUNE 30,
                                                        1994             1995            1996             1996              1997
                                                -------------------------------------------------     ----------------------------
                                                                                                      (unaudited)       (unaudited)
OPERATING ACTIVITIES
Net loss                                             $  (283,537)     $ 1,324,945      $(592,822)     $  (235,577)     $  (585,194)
Adjustments to reconcile net loss to
  net cash provided (used in) operating
  activities:
    Depreciation and amortization                          8,152            7,496          7,776            3,000            7,200
    Recognition of deferred tax assets                         -          (68,715)      (421,013)        (122,001)         115,459
    Equity (income)/loss in partnership                        -          (49,638)        13,451            4,091                -
    Gain on available-for-sale securities                      -                -       (664,057)               -         (745,056)
    Gain on settlement and exercise of
       warrants with NSI                                       -       (1,402,002)             -                -                -
    Deferred compensation                                      -                -        410,000                -          131,279
    Changes in operating assets and liabilities:
      Accounts receivable                                (24,765)         (42,548)       (55,727)         (95,638)        (144,014)
      Note receivable from stockholder                    50,000                -         50,000                -                -
      Prepaid assets                                           -                -        (27,373)               -            7,628
      Deposits and other assets                                -                -              -                -           (4,999)
      Accounts payable                                   (23,905)          49,931         47,694          159,741           22,740
      Accrued expenses and other
        liabilities                                       15,574           94,127        101,398         (334,453)          81,467
                                                     -----------       -----------    ----------      ----------------------------
Net cash used in operating activities                   (358,481)         (86,404)    (1,130,673)        (620,837)      (1,113,490)

INVESTING ACTIVITIES
Sale of NSI stock                                              -                -        750,057                -        1,148,102
Net cash advances to predecessor companies
  in contemplation of Merger                                   -                -       (400,183)               -                -
Notes receivable-NSI                                      70,717           74,961         29,637           29,637                -
Purchase of furniture and equipment                       (7,200)          (4,260)       (18,494)               -           (6,742)
Other assets                                                (172)           1,000           (138)               -                -
                                                     -----------       ----------      ---------       ----------------------------
Net cash provided by investing
  activities                                              63,345           71,701        360,879           29,637        1,141,360
FINANCING ACTIVITIES
Proceeds from stock subscription
  receivable                                             290,975                -              -                -                -
Issuance of common stock and options
  exercised                                               98,309          290,517          3,600                -                -
Proceeds from note payable                                     -                -         96,909                -           44,004
                                                     -----------       ----------      ---------       ----------------------------
Net cash provided by financing activities                389,284          290,517        100,509                -           44,004
                                                     -----------       ----------      ---------       ----------------------------
Net increase (decrease) in cash                           94,148          275,814       (669,285)        (591,200)          71,874
Cash and cash equivalents at beginning
  of period                                              441,397          535,545        811,359          811,359          142,074
                                                     -----------       ----------      ---------      ----------------------------
Cash and cash equivalents
 at end of period                                    $   535,545       $  811,359      $ 142,074      $   220,159      $   213,948
                                                     ===========       ==========      =========      ============================




                             See accompanying notes.

                                  NETMED, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY



                                                            ADJUSTMENTS
                                                           TO UNREALIZED      RETAINED
                                              COMMON           GAINS          EARNINGS
                                               STOCK          (LOSSES)        (DEFICIT)         TOTAL
                                           -------------------------------------------------------------

Balance, January 1, 1994                   $ 2,173,716     $         -      $(1,249,888)     $   923,828
   Stock issued and warrants exercised          98,309               -               --           98,309
   Net loss                                          -               -         (283,537)        (283,537)
                                           -------------------------------------------------------------
Balance December 31, 1994                    2,272,025               -       (1,533,425)         738,600
   Stock issued and warrants exercised         290,517               -                -          290,517
   Adjustment to unrealized gains net
      of tax                                         -       3,899,617                -        3,899,617
   Net Income                                        -               -        1,324,945        1,324,945
                                           -------------------------------------------------------------
Balance, December 31, 1995                   2,562,542       3,899,617         (208,480)       6,253,679
   Stock options exercised                       3,600               -                -            3,600
   Net assets acquired via merger              905,463       1,765,838                -        2,671,301
   Adjustment to unrealized gains net
      of tax                                         -      (1,710,691)               -       (1,710,691)
   Deferred compensation stock options         410,000               -                -          410,000
   Net loss                                          -               -         (592,822)        (592,822)
                                           -------------------------------------------------------------
Balance, December 31, 1996                   3,881,605       3,954,764         (801,302)       7,035,067

   Net Loss (unaudited)                              -               -         (585,194)        (585,194)
   Adjustment to unrealized gains net
      of tax (unaudited)                             -      (3,401,859)               -       (3,401,859)
   Deferred compensation stock options
      (unaudited)                              131,279               -                -          131,279
                                           -------------------------------------------------------------
Balance, June 30, 1997 (unaudited)         $ 4,012,884     $   552,905      $(1,386,496)     $ 3,179,293
                                           =============================================================



                             See accompanying notes.

                                  NETMED, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

1.  ORGANIZATION AND BASIS OF PRESENTATION

            On December 5, 1996, the Company's shareholders approved an Agreement and Plan of Merger (the "Merger Agreement") whereby Cytology Indiana, Inc., Indiana Cytology Review Company, ER Group, Inc., CCWP Partners, Inc. ("CCWP"), and Carolina Cytology, Inc. (the "Predecessor Companies") were merged with and into the Company (the "Merger"). The Merger was effective on December 16, 1996 and the Company issued, in the aggregate, 4,849,988 shares of its common stock, without par value, in exchange for the issued and outstanding shares of the Predecessor Companies. Under terms of the Merger Agreement, the Company changed its name from Papnet of Ohio, Inc. to NetMed, Inc

Prior to the Merger, Papnet of Ohio, Inc. and each of the Predecessor Companies (except for CCWP) held long-term territorial license agreements ("License Agreement") issued by Neuromedical Systems, Inc. (NSI). The License Agreements provide the right to sell the "PAPNET(R) System" and the "PAPNET(R) Service" as described below, in Ohio, Kentucky, Missouri, Georgia, North Carolina and the Standard Metropolitan Area of Chicago. As a result of the Merger, and in accordance with an agreement with NSI, the individual License Agreements held by Papnet of Ohio, Inc. and the Predecessor Companies will be exchanged for a single License Agreement that encompasses the same territories covered by the individual License Agreements.

NSI, founded in 1988, is a healthcare technology company focused on diagnostic screening applications to aid in the early detection of certain cancers. NSI's first and to date only product, the PAPNET(R) System, was approved for commercial use in the United States by the Food and Drug Administration (the "FDA") on November 8, 1995. The PAPNET(R) Service permits laboratories to submit Pap smear slides to one of NSI's central facilities for processing by the PAPNET(R) System. NSI's objective is to establish the use of its PAPNET(R) System as the new standard of care in cervical cancer screening.

The Merger of the Company and the Predecessor Companies occurred in connection with the initial registration of the Company's common stock with the Securities and Exchange Commission (SEC) which resulted in the public trading of the Company's common stock. The Merger was accounted for at historical cost based on the guidance in SEC Staff Accounting Bulletins 48 and 97. The results of operations of the Predecessor Companies have been combined with those of the Company on a prospective basis commencing at the date of Merger. The following displays summarized pro forma results of operations assuming the Merger transaction occurred on January 1, 1995:


                                                 Pro Forma
                                           Year ended December 31
                                          1995                 1996
                                     ---------------------------------

Royalty revenue                      $    84,000           $   222,002
Operating loss                          (641,788)           (2,153,257)
Net (loss) income                      2,484,546            (1,032,865)
Net (loss) income per share                  .23                  (.10)

The Company received the following assets and assumed the following liabilities at the Merger date:


Cash                             $   41,000
Accounts receivable                  44,000
NSI common stock                  4,457,000
                                 ----------
Totals assets                    $4,542,000

Payable to NetMed, Inc.          $  441,000
Accrued liabilities                  27,000
Deferred taxes                    1,256,000
Minority interest                   146,000
                                 ----------
                                  1,870,000
                                 ==========
Net equity at Merger             $2,672,000
                                 ==========

The payable to the Company was offset against a related receivable from the Predecessor Companies recorded on the books of the Company at the date of Merger. In addition, the minority interest represented Net Med's interest in two partnerships controlled by certain Predecessor Companies (see Note 2).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all short-term deposits and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Investment in Partnerships

Prior to the Merger described in Note 1, the Company owned minority interests in two partnerships which were accounted for by the equity method. The majority owners of these partnerships were parties to the Merger Agreement, so the partnerships were merged into the Company at the effective date of the Merger.

Furniture and Equipment

Furniture and equipment consists of office furniture and computer equipment recorded at cost which is being depreciated on an accelerated method over estimated useful lives ranging from five to seven years.

License Agreement

The License Agreement expires in 2025, but provides for a 20 year renewal option. Amounts paid by the Company to NSI in exchange for the License Agreement have been expensed in the years paid. This accounting reflects the uncertainty as to the recoverability of amounts paid for the License Agreement, which was contingent on FDA approval of the PAPNET(R) System and the ability of NSI and the Company to develop a profitable market for the technology.

Royalty Revenue

Pursuant to the License Agreement, the Company is entitled to receive a calculated royalty or a specified percentage of NSI's annual slide processing revenues less certain expenses, up to specific annual monetary limits for each licensee. Royalty revenue is recognized as earned based on the License Agreement.

Income Taxes

The Company accounts for income taxes using the liability method under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Deferred items are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

The Company accounts for stock compensation arrangements in accordance with APB Opinion No. 25, "Accounting for Stock issued to Employees." The pro forma information regarding net (loss) income and net (loss) income per share as required by Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") is disclosed in "Note 4 - Stock Options and Warrants."

Reclassification

Certain amounts presented for 1994 and 1995 have been reclassified to conform to the 1996 presentation.

Net (Loss) Income Per Share

Net (loss) income per share amounts are based on the weighted average common and common equivalent shares outstanding during the respective periods (including 4,849,988 shares issued in connection with the Merger on December 16, 1996). Common stock equivalents were antidilutive in 1996 and 1994; therefore, they were excluded from the calculation of net loss per share.

3.  INVESTMENT IN NSI

The Company owns stock in NSI as a result of the exercise of warrants and settlement of certain claims with NSI. The investment is classified as available-for-sale and is carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. NSI trades publicly on the NASDAQ NMS under the symbol "NSIX." During 1996, the Company sold 43,000 shares of NSI stock which resulted in a gain of $664,057 which was reported as other income.

As of December 31, 1996, the Company owned 697,246 shares of NSI stock at a cost of $2,647,237. The NSI common stock has been recorded in the accompanying balance sheet based on its $13.25 closing price on December 31, 1996. On March 14, 1997, NSI common stock closed trading at $9.625 per share.

The exercise of the warrants in NSI was completed in 1995 utilizing a cashless exercise provision in the warrant agreement. This resulted in a gain of $652,250 which has been reported as other income. As a result of settling certain claims with NSI in December 1995, the Company received 53,939 shares of NSI stock resulting in a gain of

$749,752 which is recorded in other income. In addition, the Company was allocated the right to purchase 65,000 shares of NSI stock at NSI's initial public offering. The Company purchased and sold the entire 65,000 shares for $1,292,363 during 1995 resulting in a realized gain of $313,397 which has been recorded as other income.

During the six-month period ended June 30, 1997, the Company sold 125,000 shares of NSI stock which resulted in a gain of $745,056 which was reported as other income. As of June 30, 1997, the Company owned 572,246 shares of NSI stock at a cost of $2,243,584. The NSI common stock has been recorded in the accompanying balance sheet based upon its $5.53 closing price on June 30, 1997. On August 31, 1997, the NSI common stock closed trading at $3.50 per share.

4.  STOCK OPTIONS AND WARRANTS

The Company's 1995 Stock Option Plan (the "Stock Option Plan") provides for the granting of options that may either meet the requirements of Section 422 ("Incentive Options") of the Internal Revenue Code, as amended (the "Code") or not meet such requirements ("Nonqualified Options"). Key employees, officers, and directors of, and consultants and advisors who render services to, the Company are eligible to receive options under the Stock Option Plan. The number of shares available for grants under the Stock Option Plan was 300,000 at December 31, 1995 and 1996.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996: risk-free interest rate of 6.0%; no dividend yield; volatility factor of the expected market price of the Company's common stock of .62; and expected lives ranging from 2 to 5 years.

If the Company had elected to recognize compensation cost based on the fair value of options at the grant date as prescribed by SFAS No. 123, the following displays what reported net income (loss) and per share amounts would have been:


                                             Pro Forma Years Ended
                                                December 31,
                                            1995               1996
                                     ---------------------------------

Net (loss) income                    $   1,257,467          $(873,876)
Net (loss) income per share          $         .20          $    (.14)

The pro forma financial effects of applying SFAS No. 123 are not likely to be representative of the pro forma effects on reported results of operations for future years.

The following is a summary of the stock option activity for a prior non-qualified plan (no additional options may be granted under this plan):


                                         Number of     Weighted Average
                                          Shares        Exercise Price
                                        -------------------------------

Non-Qualified Plan
Outstanding at December 31, 1993          397,600          $    1.21

Issued                                     32,000          $    2.75
Expired                                    24,000          $    1.38
                                        ---------

Outstanding at December 31, 1994          405,600          $    1.32

Issued                                     16,000          $   11.00
Expired                                    56,000          $    1.38
                                        ---------

Outstanding at December 31, 1995          365,600          $    1.74

Issued                                     56,000          $    1.55
Exercised                                  21,200          $    1.53
Expired                                    64,000          $    1.53
                                        ---------

Outstanding at December 31, 1996          336,400          $    1.76
                                        =========

Exercisable at December 31, 1994          197,600          $    1.22
Exercisable at December 31, 1995          349,600          $    1.31
Exercisable at December 31, 1996          336,400          $    1.76


During 1996, the Company extended the expiration date of 56,000 options due to expire near the end of the year. Accounting Principles Board Opinion No. 25 requires that extended options be treated as if they were a new grant. The exercise price set for these options was below the market price at the date of grant and resulted in $410,000 in compensation expense. These options had a weighted-average fair value and a weighted-average exercise price of $7.60 and $1.55, respectively. During 1995, the Company issued 16,000 options with an exercise price equal to the market price at the grant date. The weighted average fair value of these options was $6.39. Exercise prices for options outstanding at December 31, 1996 ranged from $1.09 to $11.00 and had a weighted-average remaining contractual life of 6.57 years.

As of December 31, 1996, there were outstanding 47,020 warrants for the President of the Company and 24,000 for a former consultant to purchase stock at exercise prices of $.875 per share and $1.25 per share, respectively.


                                          Number of      Weighted Average
                                           Shares        Exercise Price
                                          -------------------------------
Outstanding at December 31, 1993           339,040           $ 1.01

Exercised                                  (84,000)          $ 1.25
                                          --------

Outstanding at December 31, 1994           255,040           $  .93

Exercised during 1995                     (184,020)          $  .90
                                          --------

Outstanding at December 31, 1995
    and December 31, 1996                   71,020           $ 1.25
                                           =======

5.  INCOME TAXES

Significant components of deferred tax assets and liabilities are as follows:


                                             1995                  1996
                                         ---------------------------------
Loss carryforwards                       $   348,670           $   580,162
Unrealized gains on investments           (2,517,718)           (2,636,509)
Gain on NSI warrants                        (260,100)             (260,100)
Income from Equity Investee                  (19,855)                    -
Stock options issued                               -               164,000
                                         ---------------------------------
Net deferred tax liability               $(2,449,003)          $(2,152,447)
                                         =================================

At December 31, 1996, the Company had unused NOL carryforwards for tax purposes of approximately $329,000, $320,000, $211,000, and $251,000 which expire in
2007, 2008, 2009 and 2010, respectively.

At December 31, 1994, a full valuation allowance was recorded due to the lack of deferred tax liabilities, historical income and tax planning strategies. For 1995 and 1996, due to the existence of a significant deferred tax liability, a valuation allowance was not required.

The reconciliation of income tax computed at the statutory rate to the recorded tax provision (benefit) is:


                                                  1994          1995          1996
                                              ---------------------------------------

Tax provision (benefit) at statutory rate     $ (96,402)     $ 427,118      $(344,704)
Benefit of state loss carryforward                    -              -        (76,309)
Recognition of previously reserved tax
   assets                                             -       (495,833)             -
Valuation allowance provided                     96,402              -              -
                                              =========      =========      =========

Total tax provision (benefit)                 $       -      $ (68,715)     $(421,013)
                                              =========      =========      =========

6.  NOTE RECEIVABLE FROM STOCKHOLDER

On October 14, 1994, the Company loaned one of its officers and stockholders $50,000, at prime plus 1/2% interest. Under the loan agreement, effective with the Merger described in Note 1, the loan was deemed a bonus and converted into compensation during the year ended December 31,1996.

7.  LEASES

The Company leases facilities and equipment under operating leases. Commitments for these leases approximate $21,000 per year through August 14, 2001. Rent expense for the years ended December 31, 1994, 1995 and 1996 was $15,526, $19,537 and $41,677, respectively.

8.  UNAUDITED FINANCIAL STATEMENTS

The financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements for these interim periods have been included. The results for the interim period ended June 30, 1997 are not necessarily indicative of the results to be obtained for the full fiscal year ending December 31, 1997.

9.  SUBSEQUENT EVENT (UNAUDITED)

On August 13, 1997, the Company issued $3,000,000 in principal amount of 6% Secured Convertible Subordinated Debentures (the "Debentures") to certain investors in a private placement. The Debentures are due August 13, 2000, bear interest at a rate of 6% per annum, and are redeemable by the Company. The Debentures and any interest accrued thereon may be converted into common stock of the Company at any time. However, no sales of conversion shares may be made prior to November 11, 1997, and during the period from November 11, 1997 through May 10, 1998 (the 91st through 270th day after the closing) the maximum aggregate number of conversion shares which can be sold is 500,000. After May 10, 1998 (the 270th day after the closing), 100% of the conversion shares may be sold. The Company can prohibit sales during the period from December 14, 1997 to February 1, 1998 (the "Blackout Period"). The Debentures are convertible into shares of the Company's common stock based on the "Conversion Price" at the time of conversion, which varies based on the date when the Debentures are converted. For the period through March 31, 1998, the Conversion Price is an amount equal to 80% of the average closing bid price of the common stock on the American Stock Exchange for the previous three business days ending on the day before the conversion date. For the period beginning April 1, 1998, the Conversion Price is an amount equal to 75% of the average closing bid price of the common stock on the American Stock Exchange for the previous three business days ending on the day before the conversion date.

The Debentures are secured by 475,000 shares of common stock of Neuromedical Systems, Inc. owned by the Company (the "NSI Shares"). If at any time prior to March 31, 1998, the conversion price is $3.00 or less, the holders of the Debentures may elect to exercise their conversion rights for NSI Shares, rather than common stock of the Company, at a 20% discount from the market price at the time of conversion. If the Company prohibits sales during the Blackout Period, and the trading volume in the common stock prior to December 15, 1997 does not meet defined minimums, the holders may convert into the NSI Shares at a discount from the market price which would produce a 25% return on an annualized basis. The NSI Shares may be released from the pledge ratably as the outstanding principal amount of Debentures is reduced.

In connection with this financing, the Company issued warrants to the investors and to investment bankers. The warrants are exercisable at any time prior to August 13, 2000 at exercise prices of $7.79 per share (for up to 150,000 Shares) and $9.35 per share (for up to 65,000 shares).

The Company will incur a one time expense related to the issuance of the Debentures of approximately $1,100,000 in the quarter ending September 30, 1997.

================================================================================

            NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----

Available Information.......................................           1
Summary of the Prospectus...................................           2
Risk Factors................................................           3
Price Range of Common Stock
    and Dividend Policy.....................................           7
Use of Proceeds.............................................           8
Selected Financial Data.....................................           8
Management's Discussion and Analysis
    of Financial Condition and Results
    of Operations...........................................           8
Business....................................................          12
Management..................................................          18
Ownership of Common Stock by
    Management and Principal Shareholders...................          24
Certain Relationships and
    Related  Transactions...................................          25
Selling Shareholders........................................          26
Plan of Distribution........................................          27
Description of Capital Stock................................          27
Certain Provisions of Articles
    and Regulations.........................................          28
Experts.....................................................          31

Legal Matters...............................................          32
Financial Statements........................................          33




================================================================================



                                1,500,000 Shares



                                  NETMED, INC.

                                  COMMON SHARES
                               (without par value)









                               September 30, 1997











================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses relating to the registration of the Shares of Common Stock being offered hereby, other than underwriting discounts and commissions, will be borne by the Company. Such expenses are estimated to be as follows:

                    Item                        Amount
                    ----                        ------


Securities and Exchange Commission
  Registration Fee                         $21,656.25
                                           ----------
Legal Fees and Expenses                         2,500

Accounting Fees and Expenses                    5,000

Miscellaneous Expenses                          7,000
                                           ----------
         Total                             $   36,156
                                           ----------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            As permitted by the Ohio General Corporation Law, Article NINTH of the Registrant's Amended and Restated Articles of Incorporation ("Articles") provides that a director, officer, incorporator, or any former officer or director of the Registrant shall be indemnified by the Registrant to the fullest extent permitted by the Ohio General Corporation Law.

            Indemnification of directors, officers, employees and agents is required under Section 1701.13 of the Ohio General Corporation Law in those cases where the person to be indemnified has been successful on the merits or otherwise in defense of a lawsuit. Indemnification is permitted in third party actions where the indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and in criminal actions where he had no reasonable cause to believe his conduct was unlawful. Indemnification is also permitted in lawsuits brought by or on behalf of the corporation if the standards of conduct described above are met, except that no indemnification is permitted in respect to any matter in which the person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless a court shall determine that indemnification is fair and reasonable in view of all the circumstances of the case. In cases where indemnification is permissive, a determination as to whether the person met the applicable standard of conduct must be made either by the court, disinterested directors, by independent legal counsel, or by the shareholders. Such indemnification rights are specifically not deemed to be exclusive of other rights of indemnification by agreement or otherwise and the corporation is authorized to advance expenses incurred prior to the final disposition of a matter upon receipt of an undertaking to repay such amounts on a determination that indemnification was not permitted in the circumstances of the case.

            Under Section 1701.13 of the Ohio General Corporation Law, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation, a director, officer, employee or agent of another corporation or legal entity or of an employee benefit plan, against liability asserted against or incurred by such person in any such capacity whether or not the corporation would have the power to provide indemnity under Section 1701.13 of the Ohio General Corporation Law. The Registrant has not applied for directors' and officers' liability insurance.

            The above discussion of the Registrant's Articles and of Section 1701.13 of the Ohio General Corporation Law is not intended to be exhaustive and is respectively qualified in its entirety by such Articles of Incorporation and statute.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

            In October and December, 1994, the Company issued 21,000 common shares, without par value, to Corna Securities, Inc., upon the exercise of warrants with an exercise price of $5.00 per share, with total proceeds of $105,000. The transaction was exempt from registration under Sections 4(2) and 4(6) of the Securities Act, and Rule 506 of Regulation D.

            On April 21, 1995, the Company issued 19,800 common shares, without par value, to David J. Richards, President of the Company, upon the exercise of a stock option for 22,000 shares with an exercise price of $3.50 per share. The options were fully exercised, but due to the option holder's election of a cashless exercise feature of the options, the net number of shares issued was 19,800. The transaction was exempt from registration under Sections 3(b), 4(2) and 4(6) of the Securities Act, and Rules 504 and 506 of Regulation D.

            On June 9, 1995, the Company issued 6,980 common shares, without par value, to David J. Richards, President of the Company, upon the exercise of a stock option for 7,580 shares with an exercise price of $1.75 per share. The options were fully exercised, but due to the option holder's election of a cashless exercise feature of the options, the net number of shares issued was 6,980. The transaction was exempt from registration under Sections 3(b), 4(2) and 4(6) of the Securities Act, and Rules 504 and 506 of Regulation D.

            On August 9, 1995, the Company issued 32,502 common shares, without par value, to David J. Richards, President of the Company, upon the exercise of a stock option for 34,430 shares with an exercise price of $1.75 per share. The options were fully exercised, but due to the option holder's election of a cashless exercise feature of the options, the net number of shares issued was 32,502. The transaction was exempt from registration under Sections 3(b), 4(2) and 4(6) of the Securities Act, and Rules 504 and 506 of Regulation D.

            On October 20, 1995, the Company sold 18,000 common shares, without par value, to 25 persons in a public offering exempt from registration under Rule 504 of Regulation D, which was registered by description in Ohio pursuant to Section 1707.06(A)(2), Ohio Rev. Code. The underwriter for the offering was Corna Securities, Inc. Gross proceeds of the offering were $330,112.50, and the total underwriting commission was $33,112.50.

            On September 25, 1996, the Company issued 14,000 common shares, without par value, to Jeffrey Guest, a former employee of the Company, upon the exercise of a stock option for 17,600 shares with an exercise price of $1.38 per share. The options were fully exercised, but due to the option holder's election of a cashless exercise feature of the options, the net number of shares issued was 14,000. The transaction was exempt from registration under Sections 3(b) and 4(2) of the Securities Act, and Rules 504 and 506 of Regulation D.

            On January 23, 1997, the Company issued 3,307 common shares, without par value, to Melissa Place, a former employee of the Company, upon the exercise of a stock option for 4,000 shares with an exercise price of $1.37 per share. The options were fully exercised, but due to the option holder's election of a cashless exercise feature of the options, the net number of shares issued was 3,307. The transaction was exempt from registration under Sections 3(b) and 4(2) of the Securities Act, and Rules 504 and 506 of Regulation D.

            On October 25, 1996, November 14, 1996, and February 19, 1997, the Company issued a total of 4,883 common shares, without par value, to the partners of BRP Ventures Partnership, upon the exercise of a stock option for 8,000 shares with an exercise price of $2.25 per share. The options were fully exercised, but due to the option holders' election of a cashless exercise feature for all but 1,600 of the options, the net number of shares issued was 6,320, and the net proceeds to the Company were $3,600. The transaction was exempt from registration under Sections 3(b) and 4(2) of the Securities Act, and Rules 504 and 506 of Regulation D.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       (a)  EXHIBITS

    EXHIBIT                               EXHIBIT
    NUMBER                              DESCRIPTION
    ------                              -----------

      3.1 Amended and Restated Articles of Incorporation of the Registrant. (Previously filed as Appendix A to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      3.2           Amended and Restated Regulations of the Registrant.
                    (Previously filed as Appendix A to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      3.3           Form of Specimen Stock Certificate. (Previously filed as
                    Exhibit 3(e) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      4.1 Articles FOURTH, SIXTH, SEVENTH, EIGHTH, TENTH, and ELEVENTH, of the Registrant's Amended and Restated Articles of Incorporation and Articles I, V and VII of the Registrant's Amended and Restated Regulations. (Previously filed as Exhibit 4(b) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      5       *     Opinion of Porter, Wright, Moris & Arthur regarding
                    legality.

      10.1 Settlement Agreement among Neuromedical Systems, Inc. and the Registrant, Cytology Indiana, Inc., Indiana Cytology Review Company, ER Group, Inc., Cytology West, Inc., Carolina Cytology Licensing Company, Papnet Utah, Inc., Carolina Cytology Warrant Partnership, and GRK Partners, dated as of December 5, 1995. (Previously filed as Exhibit 10(a) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      10.2 Voting Agreement among the Registrant, Cytology Indiana, Inc., Indiana Cytology Review Company, ER Group, Inc., CCWP Partners, Inc., and Carolina Cytology, Inc., and certain shareholders of these entities dated July 5, 1996. (Previously filed as Exhibit 10(c) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      10.3 Loan Agreement among the Registrant, Cytology Indiana, Inc., Indiana Cytology Review Company, ER Group, Inc., CCWP Partners, Inc., and Carolina Cytology, Inc., dated July 5, 1996, and the Side letter thereof, dated July 18, 1996. (Previously filed as Exhibit 10(d) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      10.4 Loan Agreement between the Registrant and Cytology West, Inc. and Papnet Utah, Inc.,dated March 14, 1996. (Previously filed as Exhibit 10(e) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      10.5 Promissory Note and Security Agreement among Cytology West, Inc. and the Registrant dated April 5, 1996 and April 4, 1996, respectively. (Previously filed as Exhibit 10(f) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      10.6 Guaranty executed by Carl Genberg, guaranteeing all obligation of Cytology West, Inc., dated April 4, 1996. (Previously filed as Exhibit 10(g) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      10.7 Security Agreement granting a security interest in Neuromedical Systems, Inc. stock to the Registrant, executed by Carl Genberg on April 4, 1996. (Previously filed as
                    Exhibit 10(h) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      10.8 Amended and Restated 1995 Stock Option Plan of the Registrant. (Previously filed as Exhibit 10(i) to the Registration Statement on Form S-4, Registration No. 333-8199, and incorporated herein by reference.)

      10.9     *    Net Lease between Muirfield Square, Ltd. as Lessor and
                    Registrant as Lessee, dated September 15, 1997.

      10.10 Investment Agreement among the Registrant, CeramPhysics, Inc. and Ceram Oxygen Technologies, Inc., dated February 28, 1997. (Previously filed as Exhibit 10(j) to Registrant's 1996 Annual Report on Form 10-K, Commission file no. 1-12529, and incorporated herein by reference.)

      10.11 Revolving Loan-Grid Note, between the Registrant as the lender and Ceram Oxygen Technologies, Inc. as maker, dated February 28, 1997. (Previously filed as Exhibit 10(k) to Registrant's 1996 Annual Report on Form 10-K, Commission file no. 1-12529, and incorporated herein by reference.)

      10.12 Marketing Support Agreement among Neuromedical Systems, Inc., NetMed, Inc., and Blue Cross and Blue Shield Mutual of Ohio, dated January 30, 1997. (Previously filed as

                    Exhibit 10(l) to Registrant's 1996 Annual Report on Form 10-K, and incorporated herein by reference.)

      10.13         Employment Agreement between the Registrant and David J.
                    Richards, dated as of April 1, 1997. (Previously filed as Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q for the quarter ending June 30, 1997, and incorporated herein by reference.)

      10.14    *    Employment Agreement between the Registrant and William J.
                    Kelly, Jr., dated as of July 1, 1997.

      23       *    Consent of Ernst & Young, LLP.

      24       *    Powers of Attorney.

      99.1     *    6% Secured Convertible Subordinated Debenture Purchase
                    Agreement, dated August 12, 1997, between the Registrant and
                    CPR (USA), Inc.

      99.2     *    Pledge Agreement, dated August 12, 1997, among the
                    Registrant, CPR (USA), Inc., LibertyView Fund LLC,
                    LibertyView Plus Fund, and National City Bank.

      99.3     *    Convertible Debenture Escrow Agreement, dated August 12,
                    1997, among the Registrant, CPR (USA), Inc., and Sheldon E.
                    Goldstein, P.C.

      99.4     *    Registration Rights Agreement, dated August 12, 1997,
                    between the Registrant and CPR (USA), Inc.

      99.5     *    Debenture, dated August 13, 1997, issued by the Registrant to CPR (USA), Inc.

      99.6     *    Warrant to Purchase 73,334 Shares of Common Stock, dated
                    August 13, 1997, issued by the Registrant to CPR (USA), Inc.

      99.7     *    Amendment to Convertible Debenture Purchase Agreement.




    *       Previously filed with the original Registration Statement.


            (b)  FINANCIAL STATEMENT SCHEDULES

            Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

            (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            (b) The undersigned registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) It will file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i) To include any prospectus required by section
            10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or events
            arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered)and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                        (iii) To include any material information with respect
            to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (4) It will remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Pre-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on September 30, 1997.



                                      NETMED, INC.

                                   By:  /s/ David J. Richards
                                       ---------------------------
                                       David J. Richards, President

            Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:



        SIGNATURE                          TITLE                                      DATE
        ---------                          -----                                      ----

/s/ David J. Richards           President, Director                      )        September 30, 1997
--------------------------      (Principal Executive Officer)            )
  David J. Richards                                                      )
                                                                         )
                                                                         )
   *Kenneth B. Leachman         Executive Vice President-Finance,        )        September 30, 1997
--------------------------      (Principal Accounting Officer)           )
  Kenneth B. Leachman                                                    )
                                                                         )
   *John P. Kennedy             Vice President-Business Development,     )        September 30, 1997
--------------------------      Treasurer, Asst. Secretary, Director     )
  John P. Kennedy                                                        )
                                                                         )
   *S. Trevor Ferger            Director                                 )        September 30, 1997
--------------------------                                               )
  S. Trevor Ferger                                                       )
                                                                         )
   *Cecil J. Petitti            Director                                 )        September 30, 1997
--------------------------                                               )
  Cecil J. Petitti                                                       )
                                                                         )
   *Michael S. Blue             Director                                 )        September 30, 1997
--------------------------                                               )
  Michael S. Blue                                                        )
                                                                         )
   *Robert J. Massey            Director                                 )        September 30, 1997
--------------------------                                               )
  Robert J. Massey                                                       )
                                                                         )
   *James F. Zid                Director                                 )        September 30, 1997
--------------------------                                               )
  James F. Zid                                                           )

*By:  /s/ David J. Richards
---------------------------
      Attorney-in-fact for each of the persons indicated



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